EXECUTION VERSION

KIRKLAND LAKE GOLD INC.

as the Purchaser

and

ST ANDREW GOLDFIELDS LTD.

as the Company

ARRANGEMENT AGREEMENT
November 16, 2015

( i )

SCHEDULES

Schedule A	PLAN OF ARRANGEMENT

Schedule B	ARRANGEMENT RESOLUTION

( ii )

Schedule B-1	PURCHASER SHAREHOLDER APPROVAL RESOLUTION

Schedule C	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Schedule D	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

( iii )

ARRANGEMENT AGREEMENT

This Arrangement Agreement is dated November 16, 2015 between Kirkland Lake Gold Inc., a corporation existing under the laws of Canada (the “Purchaser”) and St Andrew Goldfields Ltd., a corporation existing under the laws of the Province of Ontario (the “Company”).

WHEREAS:

(a)

The Purchaser proposes to acquire all of the issued and outstanding common shares of the Company on the basis of 0.0906 common shares in the capital of the Purchaser for each one (1) Common Share in the capital of the Company;

(b)	The Purchaser and the Company intend that the acquisition of the Company be carried out under the arrangement provisions of Section 182(1) of the Business Corporations Act (Ontario);

(c)

The boards of directors of each of the Purchaser and the Company have unanimously determined that the Arrangement is in the best interests of the Purchaser and the Company, respectively, and fair to their respective shareholders, and have resolved to support the Arrangement and enter into this Arrangement Agreement;

(d)

The Purchaser has entered into the Purchaser Voting Agreements with the Company Locked-up Shareholders, pursuant to which, among other things, such Company Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the Common Shares now held or hereafter acquired by them in favour of the Arrangement Resolution; and

(e)

The Company has entered into the Company Voting Agreements with the Purchaser Locked-up Shareholders, pursuant to which, among other things, such Purchaser Locked-up Shareholders agree, subject to the terms and conditions thereof, to vote the Purchaser Shares now held or hereafter acquired by them in favour of the Purchaser Shareholder Approval resolution.

THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby mutually acknowledged), the Parties hereto do hereby covenant and agree as follows:

Article 1
INTERPRETATION

Section 1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement and other than any transaction involving only that Party, any offer, proposal or inquiry (written or oral) from any Person or group of Persons or any Affiliate of any Person acting jointly or in concert after the date of this Agreement relating to (i) any sale or disposition (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the revenue of that Party or of 20% or more of the voting or equity securities of that Party (or rights or interests in such voting or equity securities); (ii) any take-over bid, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license involving that Party; or (iv) any other similar transaction or series of transactions involving that Party.

“Affiliate” has the meaning specified in National Instrument 45-106 – Prospectus and Registration Exemptions.

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Company Disclosure Letter and the Purchaser Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time by mutual agreement in accordance with the terms hereof.

“Arrangement” means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Associate” has the meaning specified in the Securities Act (Ontario).

“Authorization” means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Common Shares” means the common shares in the capital of the Company.

“Company” means St Andrew Goldfields Ltd.

“Company Board” means the board of directors of the Company as constituted from time to time.

“Company Board Recommendation” has the meaning specified in Section 2.4(2) .

“Company Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii) .

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Data Room” means the material contained as of 11:59 p.m. on November 13, 2015 in the virtual data room established by the Company and its financial advisors, the index of documents of which is appended to the Company Disclosure Letter.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with this Agreement.

“Company Employees” means the employees of the Company.

“Company Fairness Opinion” means an opinion of BMO Nesbitt Burns Inc. to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Company Shareholders is fair, from a financial point of view, to such holders.

“Company Filings” means all documents publicly filed under the profile of the Company on the System for Electronic Document Analysis Retrieval (SEDAR) since December 31, 2013.

“Company Locked-up Shareholders” means each of Randall Abramson, Adam Abramson and Edward Abramson and all of the directors and senior officers of the Company.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Nominee” has the meaning specified in Section 4.11.

“Company Optionholders” means the holders of Company Options.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company’s stock option plan, as amended and restated on March 13, 2014, as listed in Section 6(b) of the Company Disclosure Letter.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the holders of DSUs.

“Company Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Company Representative” has the meaning specified in Section 5.1(1) .

“Company Superior Proposal Notice” has the meaning specified in Section 5.5(1)(c) .

“Company Termination Fee” has the meaning specified in Section 8.2(1)(a) .

“Company Termination Fee Event” has the meaning specified in Section 8.2(1)(b) .

“Company Voting Agreements” means the voting agreements (including all amendments thereto) between the Company and the Purchaser Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Purchaser Shares in favour of the Purchaser Shareholder Approval resolution and to the extent that Purchaser Locked-up Shareholders own or control Common Shares, to vote such Common Shares in favour of the Arrangement Resolution.

“Competition Act Approval” means (i) the issuance to the Purchaser of an advance ruling certificate by the Commissioner of Competition under Subsection 102(1) of the Competition Act (Canada) to the effect that the Commissioner of Competition is satisfied that she or he would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act (Canada) with respect to the transactions contemplated by this Agreement; or (ii) both of the (A) expiry or termination of the waiting period, including any extension of such waiting period, under Section 123 of the Competition Act (Canada) or the waiver of the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act (Canada) in accordance with paragraph 113(c) of the Competition Act (Canada), and (B) receipt by Purchaser of written confirmation from the Commissioner of Competition that she or he does not intend to initiate proceedings under the merger provisions of the Competition Act (Canada) in respect of the transactions contemplated by this Agreement.

“Confidentiality Agreement” means that certain confidentiality agreement made as of July 10, 2015 between the Purchaser and the Company.

“Consideration” means the consideration to be received by non-dissenting Company Shareholders pursuant to the Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time, comprising 0.0906 of a Purchaser Share per one (1) Common Share.

“Consideration Shares” means the Purchaser Shares to be issued in exchange for Common Shares pursuant to the Arrangement.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws and all amendments to such articles or by-laws.

“Contract” means, with respect to any Person, any legally binding agreement, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which such Person is a party or by which it is bound or affected or to which any of its respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to between the Purchaser and the Company for the purpose of, among other things, exchanging certificates representing Common Shares for Purchaser Shares in connection with the Arrangement.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DSU Plan” means the Company’s deferred share unit plan for directors, officers and senior executives of the Company effective as of June 30, 2015, a copy of which is included in the Company Data Room.

“DSUs” means the outstanding deferred share units issued under the DSU Plan.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“ESPP” means the employee share purchase plan of the Company, effective as of April 1, 2010.

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Exchange Ratio” means 0.0906.

“Final Order” means the final order of the Court pursuant to Section 182 of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“IFRS” means generally accepted accounting principles as set-out in the Canadian Institute of Chartered Accountants Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis.

“Intellectual Property” means (a) all trademarks, service marks, Internet domain names and trade names, registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby, (b) patents and patent applications, (c) confidential and proprietary information, including trade secrets and know-how, and (d) copyrights and registrations and applications for registration of the foregoing.

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have (or are applied as if they have) the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Matching Period” has the meaning specified in Section 5.5(1)(e) .

“Material Adverse Effect” when used in connection with a Party means any change, event, occurrence, effect, state of facts or circumstance that, either individually or in the aggregate, is or could reasonably be expected to be material and adverse to the business, financial condition or results of operations of that Party and would, or would be reasonably expected to, prevent or materially delay either Party from consummating the transactions contemplated by this Agreement by the Outside Date, other than changes, events, occurrences, statements of facts, effects, or circumstances that arise from or in connection with:

(a)	general political, economic, financial, currency exchange, securities, capital or credit market conditions in Canada or the United States;

(b)

any act of terrorism, war (whether or not declared), armed hostilities, riots, insurrection, civil disorder, military conflicts or other armed conflict, in each case, whether occurring within or outside of Canada or the United States;

(c)	any climatic or other natural events or conditions (including drought, and other weather conditions and any natural disaster);

(d)	any change or proposed change in Law or IFRS or accounting rules or the interpretation thereof applicable to the industries or markets in which such Party operates;

(e)	prices for commodities, goods, services, or the availability or costs of hedges or other derivatives, including fluctuations in market rates or changes in the price of gold;

(f)	any change affecting the industries or markets in which such Party operates; and

(g)

any change in the trading price or any change in the trading volume of the Common Shares or Purchaser Shares, as applicable related to this Agreement and the Arrangement or the announcement thereof or primarily resulting from those causes identified in clauses (a) to (f) above; provided, however, that with respect to clauses (b), (c), and (f), such matters do not have a materially disproportionate effect on such Party as a whole, relative to companies of similar size operating in the industries or markets in which such Party operates, and provided further, however, that references in certain sections of this Agreement to dollar amounts are not intended to be, and shall be deemed not to be, illustrative or interpretative for the purpose of determining whether a “Material Adverse Effect” has occurred.

“Material Contract” means with respect to a Party, any Contract that:

(a)	if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect on such Party;

(b)	is a contract that contains any non-competition, non-solicitation or similar obligation that restricts in any way the business of such Party or its Affiliates;

(c)

relates to the disposition or acquisition by such Party after the date of this Agreement of material assets or an ownership interest in a material business or pursuant to which such Party has any material ownership or participation interest in any other Person or other business enterprise;

(d)

provides for obligations or entitlements or termination payments of such Party, or which has an economic value to such Party, whether or not on a contingent basis, in excess of either $5,000,000 per annum or $10,000,000 in total;

(e)	such Party has filed with the Securities Authorities as a material contract in accordance with applicable Securities Laws; or

(f)

is a joint venture agreement, royalty agreement, power supply agreement, water supply agreement, agreement with a Governmental Entity, or any other material agreement that requires the consent of a third party in order to effect the transactions contemplated by the Arrangement.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“OBCA” means the Business Corporations Act (Ontario).

“Officer” has the meaning specified in the Securities Act (Ontario).

“Ordinary Course” means, with respect to an action taken by a Party, that such action is consistent with the past practices of such Party, is taken in the ordinary course of the normal day-to-day operations of the business of such Party and is not materially adverse to such Party.

“Outside Date” means March 31, 2016 or such later date as may be agreed to in writing by the Parties.

“Parties” means the Company and the Purchaser and “Party” means any one of them.

“Permitted Liens” means, in respect of the Company, any one or more of the following:

(a)	Liens for Taxes which are not delinquent;

(b)

inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others arising in the Ordinary Course, with respect to amounts which are not yet due and a claim for which has not been filed or registered pursuant to applicable Laws or of which notice in writing has not been given to the Company;

(c)

the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Company, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)

easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the material provisions thereof and that they do not in the aggregate materially detract from the ability to use any leased properties and would not reasonably be expected to materially and adversely affect the ability of the Company to carry on its business in the Ordinary Course;

(e)	Liens listed and described in Section 2 of the Company Disclosure Letter; and

(f)	Liens listed and described in the opinion of McMillan LLP dated November 5, 2015 addressed to the Purchaser.

“Person” includes any individual, partnership, limited partnership, limited liability partnership, joint venture, association, body corporate, corporation, company, unincorporated association, limited liability company, unlimited liability company, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 8.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Kirkland Lake Gold Inc.

“Purchaser Board” means the board of directors of the Purchaser as constituted from time to time.

“Purchaser Board Recommendation” has the meaning specified in Section 4.6(1)(c) .

“Purchaser Change in Recommendation” has the meaning specified in Section 7.2(1)(c)(ii) .

“Purchaser Circular” means the notice of the Purchaser Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Purchaser Shareholders in connection with the Purchaser Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Purchaser Superior Proposal Notice” has the meaning specified in Section 5.7(1)(b) .

“Purchaser Data Room” means the material contained as of 11:59 p.m. on November 13, 2015 in the virtual data room established by the Purchaser and its financial advisors, the index of documents of which is appended to the Purchaser Disclosure Letter.

“Purchaser Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Purchaser to the Company with this Agreement.

“Purchaser Fairness Opinion” means an opinion of CIBC World Markets Inc. to the effect that, as of the date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by the Purchaser pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Purchaser.

“Purchaser Filings” means all documents publicly filed under the profile of the Purchaser on the System for Electronic Document Analysis Retrieval (SEDAR) since December 31, 2013.

“Purchaser Locked-up Shareholders” means the senior officers and directors of the Purchaser.

“Purchaser Meeting” means the special meeting of Purchaser Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining Purchaser Shareholder Approval.

“Purchaser Representative” has the meaning specified in Section 5.2(1) .

“Purchaser Shareholder Approval” means the approval by the Purchaser Shareholders of the issuance of the Consideration Shares at the Purchaser Meeting by ordinary resolution, substantially in the form of Schedule B-1.

“Purchaser Shareholders” means the registered or beneficial holders of the Purchaser Shares, as the context requires.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Purchaser Termination Fee” has the meaning specified in Section 8.2(1)(a) .

“Purchaser Termination Fee Event” has the meaning specified in Section 8.2(1)(c) .

“Purchaser Voting Agreements” means the voting agreements (including all amendments thereto) between the Purchaser and the Company Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Common Shares in favour of the Arrangement Resolution.

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with the Arrangement.

“Replacement Options” has the meaning specified in Section 4.10(1) .

“Required Approval” has the meaning specified in Section 2.2(3) .

“Securities Authority” means the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or the United States, including the United States Securities and Exchange Commission.

“Securities Laws” means the Securities Act (Ontario) and any other applicable provincial securities Laws.

“Severance Side Letter” means the side letter dated the date hereof between the Company and the Purchaser detailing the treatment and allocation of certain severance payments in respect of certain employees of the Company.

“Superior Proposal” means, with respect to a Party, any unsolicited bona fide written Acquisition Proposal from a Person who is an arm’s length third party to such Party to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding up or similar transaction not less than all of the outstanding Common Shares or the Purchaser Shares, as the case may be, not owned by the Person making such Acquisition Proposal or its Affiliates, or all or substantially all of the assets of the Company or the Purchaser, as the case may be, on a consolidated basis that: (a) complies with Securities Laws and did not result from or involve a breach of Article 5; (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) is not subject to any financing contingency and in respect of which adequate arrangements have been made to ensure that the required funds or other consideration will be available to effect payment in full for all of the Common Shares, Purchaser Shares or assets, as the case may be; (d) is not subject to any due diligence condition beyond the tenth Business Day after which the Person making the Acquisition Proposal is first afforded access to the books, records and personnel of the Company or the Purchaser, as the case may be; (e) the taking of action in respect of such Acquisition Proposal is necessary for the Company Board or the Purchaser Board, as applicable, in the discharge of its duties under Law; and (f) that the board of directors of such Party determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Company Shareholders or the Purchaser Shareholders, as the case may be, than the Arrangement (including, for any Acquisition Proposal in respect of the Company, any amendments to the terms and conditions of the Arrangement that may be proposed by the Purchaser pursuant to Section 5.5(2)) .

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(5)

Capitalized Terms. All capitalized terms used in any Schedule, in the Company Voting Agreements or the Purchaser Voting Agreements, in the Company Disclosure Letter or the Purchaser Disclosure Letter have, unless otherwise defined, the meanings ascribed to them in this Agreement.

(6)

Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company or the Purchaser, it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of Duncan Middlemiss and Ben Au of the Company, and George Ogilvie and Chris Stewart of the Purchaser, as the case may be.

(7)

Accounting Terms. All accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(8)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 9:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 9:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(10)	Time References. References to time are to local time, Toronto, Ontario.

Section 1.3	Schedules.

(1)	The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

(2)

The Company Disclosure Letter, the Purchaser Disclosure Letter, the Severance Side Letter and all information contained therein is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement.

Article 2
THE ARRANGEMENT

Section 2.1	Arrangement

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Without limitation to the foregoing, at the Effective Time, the Plan of Arrangement shall become effective with the result that, among other things, the Purchaser will become the holder of all the outstanding Common Shares.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner reasonably acceptable to the Purchaser, pursuant to the OBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(1)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(2)	for confirmation of the record date for the Company Meeting referred to in Section 2.3(1);

(3)

that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, each Company Share entitling the holder thereof to one vote on the Arrangement Resolution;

(4)	that the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(5)	for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders;

(6)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(7)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(8)

that the record date for the Company Shareholders entitled to notice of and to vote at the Company Meeting will not, unless agreed to in writing by the Purchaser and the Company, change in respect of any adjournment(s) or postponement(s) of the Company Meeting;

(9)

that it is the Purchaser’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(10)	for such other matters as the Purchaser and/or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld or delayed.

Section 2.3	The Company Meeting

Subject to the terms of this Agreement, the Company shall:

(1)

convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s Constating Documents and applicable Law on or before January 31, 2016, for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Company Circular and agreed to by the Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, acting reasonably, except in the case of an adjournment as required for quorum purposes or as required or permitted under Section 5.5(5);

(2)

solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using such mutually agreeable dealer and proxy solicitation services firms as the Purchaser may request, at the Company’s expense, and cooperating with any Persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution;

(3)

provide the Purchaser with copies of or access to information regarding the Company Meeting generated by any dealer or proxy solicitation services firm, as requested from time to time by the Purchaser;

(4)

permit the Purchaser, on behalf of the management of the Company, directly or through a soliciting dealer, to actively solicit proxies in favour of the Arrangement on behalf of management of the Company in compliance with Law and disclose in the Company Circular that the Purchaser may make such solicitations;

(5)

consult with the Purchaser in fixing the date of the Company Meeting (it being agreed that the Purchaser and the Company will use their commercially reasonable efforts to schedule the Company Meeting and the Purchaser Meeting on the same day and at the same time), give notice to the Purchaser of the Company Meeting and allow the Purchaser’s Representatives and legal counsel to attend the Company Meeting;

(6)

promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(7)

promptly advise the Purchaser of any communication (written or oral) from any Company Shareholder in opposition to the Arrangement, written notice of dissent, purported exercise or withdrawal of Dissent Rights, and written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights;

(8)	not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser;

(9)

not change the record date for the Company Shareholders entitled to vote at the Company Meeting in connection with any adjournment or postponement of the Company Meeting, or change any other matters in connection with the Company Meeting unless required by Law or approved by the Purchaser; and

(10)

at the request of the Purchaser from time to time, provide the Purchaser with a list (in both written and electronic form) of (i) the Company Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including Company Optionholders), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non- objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Company Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Company Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

Section 2.4	The Company Circular

(1)

The Company shall as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser, the Company Circular together with any other documents required by Law in connection with the Company Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order (and in all cases no later than seven (7) Business Days thereafter), cause the Company Circular and such other documents to be filed and sent to each Company Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Company Meeting to be held by the date determined pursuant to Section 2.3(1).

(2)

The Company shall ensure that the Company Circular complies in all material respects with applicable Law, does not contain any Misrepresentation (except that the Company shall not be responsible for any information relating to the Purchaser, including the Purchaser Shares) and provides the Company Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Company Meeting. Without limiting the generality of the foregoing, the Company Circular must include: (i) a copy of the Company Fairness Opinion, (ii) a statement that the Company Board has received the Company Fairness Opinion, and has unanimously, after receiving legal and financial advice, determined that the Arrangement Resolution is in the best interests of the Company and fair to the Company Shareholders and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”), and (iii) a statement that the Company Locked-up Shareholders have entered into the Purchaser Voting Agreements and have agreed to vote all their Common Shares in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement.

(3)

The Company shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its counsel, and agrees that all information relating solely to the Purchaser included in the Company Circular must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)

The Purchaser shall provide all necessary information concerning the Purchaser that is required by Law to be included by the Company in the Company Circular or other related documents to the Company in writing, use reasonable commercial efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor and shall use reasonable commercial efforts to ensure that such information does not contain any Misrepresentation concerning the Purchaser or the Purchaser Shares. The Purchaser shall indemnify and save harmless the Company and its officers, directors and employees from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company or any of its officers, directors and employees may be subject or may suffer as a result of, or arising from, any Misrepresentation contained in any information included in the Company Circular that was provided by the Purchaser pursuant to this Section 2.4(4), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such Misrepresentation.

(5)

The Purchaser will reasonably cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information reasonably required to be supplied by the Purchaser in connection therewith.

(6)

Each Party shall promptly notify the other Party if it becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

Section 2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed as provided for in the Interim Order and as required by applicable Law, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 182 of the OBCA, as soon as reasonably practicable, but in any event not later than five (5) Business Days after the later of the approval of the Arrangement Resolution at the Company Meeting as provided for in the Interim Order and the approval of the Purchaser Shareholder Approval resolution at the Purchaser Meeting, or within such other time period as may be agreed upon by the Parties, each acting reasonably.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(1)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(2)

provide legal counsel to the Purchaser with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to all such comments;

(3)

provide copies of any notice of appearance, evidence or other documents served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(5)

not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement;

(6)

oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Purchaser; and

(7)	not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate.

Section 2.7	No Fractional Shares

The Purchaser will not be required to issue or deliver fractions of Consideration Shares or to distribute share certificates which evidence fractional Consideration Shares and such Consideration Shares shall be rounded down to the nearest whole number.

Section 2.8	Articles of Arrangement and Effective Date

(1)

The Company shall amend the Plan of Arrangement from time to time at the reasonable request of the Purchaser, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to the Company or the Company Securityholders.

(2)

The Company shall file the Articles of Arrangement with the Director within 2 (two) Business Days after the satisfaction or, where not prohibited, waiver of the conditions set forth in Article 6, unless another time or date, which is prior to the Outside Date, is agreed to in writing by the Parties.

(3)

The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP, 199 Bay Street, 5300 Commerce Court West, Toronto, ON M5L 1B9, or at such other location as may be agreed upon by the Parties.

Section 2.9	Withholding Taxes

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Section 2.10	Announcement and Shareholder Communications

The Purchaser and the Company shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement, the text and timing of each Party’s announcement to be approved by the other Party in advance, each acting reasonably. The Purchaser and the Company agree to cooperate in the preparation of presentations, if any, to the Company Shareholders or the Purchaser Shareholders regarding the transactions contemplated by this Agreement and no Party shall:

(1)

issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or

(2)	make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing under Law or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

Section 2.11	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares and Replacement Options issued on completion of the Arrangement to Company Shareholders and Company Optionholders, as applicable, will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(1)	the Arrangement will be subject to the approval of the Court;

(2)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(3)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the Company Shareholders and the Company Optionholders, subject to the Arrangement;

(4)

the Company will ensure that each Person entitled to receive Consideration Shares or Replacement Options, as applicable, on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(5)

each Person entitled to receive Consideration Shares or Replacement Options, as applicable will be advised that the Consideration Shares and Replacement Options, respectively, issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by the Purchaser in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(6)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Company Shareholders and the Company Optionholders;

(7)

the Interim Order approving the Company Meeting will specify that each Company Shareholder and each Company Optionholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(8)	the Company shall request that the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Purchaser, pursuant to the Plan of Arrangement.”.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company

(1)

Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter, or as disclosed in the Company Filings, the Company represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(2)

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2	Representations and Warranties of the Purchaser

(1)

Except as set forth in the correspondingly numbered paragraph of the Purchaser Disclosure Letter, or as disclosed in the Purchaser Filings, the Purchaser represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement.

(2)

The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
COVENANTS

Section 4.1	Conduct of Business of the Company.

(1)	Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Company shall conduct business in the Ordinary Course.

(2)

Without limiting the generality of Section 4.1(1), and without derogating from the obligations of the Company in Section 4.2, the Company shall use reasonable commercial efforts to preserve intact the current business organization of the Company, keep available the services of the present employees and agents of the Company and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with the Company and, except with the prior written consent of the Purchaser, such consent not to be unreasonably conditioned, withheld or delayed, the Company shall not, directly or indirectly:

(a)	amend its Constating Documents (other than as contemplated under this Agreement or in connection with the Arrangement);

(b)

split, combine, consolidate or reclassify any shares of its capital stock, undertake any capital reorganization or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof);

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of its capital stock or reduce the stated capital in respect of the Common Shares;

(d)

issue, deliver, sell, pledge or otherwise encumber, or authorize the issuance, delivery, sale, pledge or other encumbrance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, except for the issuance of Common Shares issuable upon the exercise of the currently outstanding Company Options;

(e)

other than in respect of existing budgeted expenditures as disclosed in the Company Filings and the Company Data Room, or as otherwise permitted by Section 4.1(2)(h), acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses;

(f)	reorganize, amalgamate, combine or merge the Company with any other Person;

(g)

sell, lease, transfer or otherwise dispose of any of its assets except for (i) assets which are obsolete and which individually or in the aggregate do not exceed $3,000,000, or (ii) inventory sold in the Ordinary Course;

(h)

make any capital expenditure or commitment to do so, except with respect to the development of the Company’s mines as disclosed in the Company Filings, which individually or in the aggregate do not exceed $9,000,000, provided however that all capital expenditures in the amount of $500,000 or greater which are not subject to an executed contract with the Company shall require the prior written consent of the Purchaser, not to be unreasonably withheld or delayed, before such expenditure may be incurred;

(i)	prepay any indebtedness for borrowed money before its scheduled maturity or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof;

(j)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person;

(k)	enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(l)

pay any bonus or profit sharing distribution or similar payment of any kind, except in the Ordinary Course and consistent with past practice, to a maximum aggregate bonus, distribution or payment of $2,400,000, provided that payments of bonuses covered by this subparagraph (l) may be made by the Company at any time prior to the Effective Time (but in no event earlier than January 1, 2016) and provided further that concurrently with the payment of any bonuses hereunder, the Company shall deliver to the Purchaser a detailed summary outlining: (A) the name of each employee who received a bonus; (B) the amount of bonus that was paid, together with a comparison showing the amount of bonus paid to such employee for the immediately preceding fiscal year; (C) the Company’s assessment of the key performance indicators that merited that the payment of such bonus; and (D) any other information that the Purchaser may request, acting reasonably;

(m)	except as required by IFRS, make any change in the Company’s methods of accounting;

(n)	grant any general increase in the rate of wages, salaries, bonuses or other remuneration of any employees, except for non-executive employees in the Ordinary Course and consistent with past practice;

(o)

(i) create, enter into or increase any severance, change of control or termination pay to (or amend any existing arrangement with) any Company Employee, director or executive officer of the Company; (ii) change the benefits payable under any existing severance or termination pay policies with any Company Employee, director or executive officer of the Company; (iii) change the benefits payable under any employment agreements with any Company Employee, director or executive officer of the Company; (iv) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement, except as necessary to comply with Law or with respect to existing provisions of such plans) with any director or executive officer of the Company; or (v) change compensation, bonus levels or other benefits payable to any director or executive officer of the Company or to any Company Employee;

(p)	cancel, waive, release, assign, settle or compromise any material claims or rights;

(q)	compromise or settle any litigation, proceeding or governmental investigation;

(r)

except in the Ordinary Course, amend or modify in any material respect, or terminate or waive any right under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof, other than the Company may terminate its engagement letter dated June 22, 2015 with Investec Bank plc and pay the termination fees and expenses pursuant thereto;

(s)

except as contemplated in Section 4.9, amend, modify or terminate any material insurance (or re-insurance) policy of the Company in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re- insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(t)	abandon or fail to diligently pursue any application for any material licences, permits, authorizations or registrations; or

(u)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Section 4.2	Company Covenants Regarding the Arrangement.

(1)

The Company shall use reasonable commercial efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)

using reasonable commercial efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) required in connection with the Arrangement or (B) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement (including the consent required in respect of the Company’s existing leasing facility with HSBC), in each case, on terms that are reasonably satisfactory to the Purchaser;

(b)

using its reasonable commercial efforts to, on prior written approval of the Purchaser, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(c)

carrying out in accordance with and subject to the terms of this Agreement, the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it with respect to this Agreement or the Arrangement; and

(d)

not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

(2)	The Company shall promptly notify the Purchaser of:

(a)

any Material Adverse Effect with respect to the Company or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect with respect to the Company;

(b)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement;

(c)

any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(d)

any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or that relate to this Agreement or the Arrangement.

Section 4.3	Purchaser Covenants Regarding Conduct of Business and regarding the Arrangement.

(1)

From the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by applicable Law, consented to by the Company in writing, or otherwise expressly permitted by this Agreement, the Purchaser shall:

(a)

conduct its business only in the Ordinary Course consistent with past practice and to the extent consistent therewith, use its reasonable commercial efforts to (i) preserve intact the present business organization of the Purchaser, (ii) maintain in effect all material Authorizations of the Purchaser, (iii) keep available the services of present officers, key employees and key consultants of the Purchaser; (iv) comply in all material respects with the terms of each Material Contract to which the Purchaser is a party, and (v) preserve intact the material relationships of the Purchaser with suppliers and distributors; and

(b)

not, directly or indirectly, do or permit to occur any of the following: (i) issue, or authorize the issuance of any shares of its capital stock or other equity or voting interests, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests, except for the issuance of Purchaser Shares issuable upon the exercise of the currently outstanding stock options and convertible debentures of the Purchaser and except for the issue of stock options in the Ordinary Course consistent with past practice; (ii) amend or propose to amend its Constating Documents or the terms of the Purchaser Shares in a manner that could have a material adverse effect on the market price or value of the Purchaser Shares to be issued in connection with the Arrangement; (iii) split, consolidate or reclassify any of its shares or undertake any other capital reorganization; (iv) reorganize, amalgamate, combine or merge the Purchaser with any other Person; or (v) reduce the stated capital in respect of the Purchaser Shares.

(2)

The Purchaser shall perform all obligations required to be performed by the Purchaser under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)	defend all lawsuits or other legal, regulatory or other proceedings against the Purchaser challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(b)

apply for and use its reasonable commercial efforts to obtain approval of the listing and posting for trading on the TSX of the Consideration Shares and otherwise comply with TSX requirements relevant to this Agreement, including with respect to the issuance of the Replacement Options;

(c)	provide such assistance as may be reasonably requested by the Company for the purposes of completing the Company Meeting;

(d)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

(e)	comply in all material respects with all Laws;

(f)

not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement; and

(g)

promptly notify the Company of: (i) any Material Adverse Effect with respect to the Purchaser or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect with respect to the Purchaser; (ii) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement; (iii) any notice or other communication from any Governmental Entity in connection with this Agreement (and contemporaneously provide a copy of any such written notice or communication to the Company); and (iv) any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Purchaser, this Agreement or the Arrangement.

Section 4.4	Regulatory Approvals

(1)

The Parties shall, as promptly as practicable, prepare and file all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals (including the Competition Act Approval) and use their reasonable commercial efforts to obtain and maintain all Regulatory Approvals (including the Competition Act Approval). The applicable filing fees for the Competition Act Approval shall be borne solely by the Purchaser.

(2)

The Parties shall reasonably cooperate with one another in connection with obtaining the Regulatory Approvals including providing one another with copies of all notices and information or other correspondence supplied to, filed with or received from any Governmental Entity. Despite the forgoing, the Purchaser is under no obligation to take any steps or actions that would, in its sole discretion, affect the Purchaser’s right to own, use or exploit its business, operations or assets or those of the Company.

Section 4.5	Purchaser Meeting

Subject to the terms of this Agreement, the Purchaser shall:

(1)

convene and conduct the Purchaser Meeting in accordance with the Purchaser’s Constating Documents as soon as reasonably practicable and in any event prior to January 31, 2016 for the purpose of considering the Purchaser Shareholder Approval resolution and for any other proper purpose as may be set out in the Purchaser Circular and agreed to by the Company, acting reasonably, and not except as required for quorum purposes, as required by Laws, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Purchaser Meeting without the prior written consent of the Company;

(2)

solicit proxies in favour of the approval of the Purchaser Shareholder Approval resolution and against any resolution submitted by any Purchaser Shareholder that is inconsistent with the Purchaser Shareholder Approval resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Company, acting reasonably, using such mutually agreeable dealer and proxy solicitation services firms as the Company may request, at the Purchaser’s expense;

(3)

consult with the Company in fixing the date of the Purchaser Meeting (it being agreed that the Purchaser and the Company will use their commercially reasonable efforts to schedule the Company Meeting and the Purchaser Meeting on the same day and at the same time);

(4)	give notice to the Company of the Purchaser Meeting and allow the Company’s Representatives and legal counsel to attend the Purchaser Meeting;

(5)

not change the record date for the Purchaser Shareholders entitled to vote at the Purchaser Meeting in connection with any adjournment or postponement of the Purchaser Meeting, or change any other matters in connection with the Purchaser Meeting unless required by Law or approved by the Company; and

(6)

advise the Company as the Company may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Purchaser Meeting, as to the aggregate tally of the proxies received by Purchaser in respect of the Purchaser Shareholder Approval resolution.

Section 4.6	Purchaser Circular

(1)	The Purchaser shall:

(a)

as promptly as reasonably practicable following execution of this Agreement, (i) prepare the Purchaser Circular together with any other documents required by applicable Laws, (ii) file the Purchaser Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Purchaser Circular as required in accordance with all applicable Laws;

(b)

ensure that the Purchaser Circular complies in all material respects with all Laws and does not contain any Misrepresentation (except that the Purchaser shall not be responsible for any information relating to the Company and the Common Shares);

(c)

(i) solicit proxies in favour of the Purchaser Shareholder Approval resolution, and against any resolution submitted by any other Purchaser Shareholder, and take all other actions that are reasonably necessary or desirable to seek the Purchaser Shareholder Approval; (ii) include a statement that the Purchaser Board has, after receiving legal and financial advice, unanimously determined that entering into this Agreement and completing the transactions contemplated by this Agreement are in the best interests of the Purchaser and the Purchaser Board is recommending that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Approval resolution (the “Purchaser Board Recommendation”); and (iii) include in the Purchaser Circular: (A) a copy of the Purchaser Fairness Opinion; (B) a statement that the Purchaser Board has received the Purchaser Fairness Opinion and a statement that the Purchaser Locked-up Shareholders have entered into the Company Voting Agreements and will vote all their Purchaser Shares in favour of the Purchaser Shareholder Approval resolution and against any resolution submitted by any Purchaser Shareholder that is inconsistent therewith; and

(d)	provide the Company with final copies of the Purchaser Circular prior to the mailing thereof to the Purchaser Shareholders.

(2)

The Company and its legal counsel shall be given a reasonable opportunity to review and comment on the Purchaser Circular prior to the Purchaser Circular being printed and filed with the Governmental Entities, and reasonable consideration shall be given to any comments made by the Company and its counsel, provided that all information relating solely to Company, its Affiliates and the Common Shares included in the Purchaser Circular shall be in form and content satisfactory to the Company, acting reasonably.

(3)

The Company shall provide all necessary information concerning the Company that is required by Law to be included by the Purchaser in the Purchaser Circular or other related documents to the Purchaser in writing, use reasonable commercial efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Purchaser Circular and to the identification in the Purchaser Circular of each such advisor and shall use reasonable commercial efforts to ensure that such information does not contain any Misrepresentation concerning the Company. The Company shall indemnify and save harmless the Purchaser and its officers, directors and employees from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Purchaser or any of its officers, directors and employees may be subject or may suffer as a result of, or arising from, any Misrepresentation contained in any information included in the Purchaser Circular that was provided by the Company pursuant to this Section 4.6(3), including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such Misrepresentation.

(4)

The Company and the Purchaser shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Purchaser Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Purchaser Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Purchaser Circular as required or appropriate, and the Purchaser shall promptly mail, file or otherwise publicly disseminate any amendment or supplement to the Purchaser Circular to Purchaser Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities or any other Governmental Entities as required.

Section 4.7	Access to Information; Confidentiality

(1)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Laws and the terms of any existing Contracts upon reasonable notice, each of the Purchaser and the Company shall, and shall cause their respective representatives to, afford to the other Party and to representatives of the other Party, such access as the other Party may reasonably require at all reasonable times during normal business hours, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request.

(2)

Investigations made by or on behalf of the Purchaser or the Company, whether under this Section 4.7 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the other in this Agreement.

(3)

Each of the Parties acknowledges that the Confidentiality Agreement continues to apply and that any information provided under Section 4.7(1) above that is non- public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Section 4.8	Notice and Cure Provisions

(1)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)

Notification provided under this Section 4.8 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Section 7.2(1)(c)(i) or Section 7.2(1)(d)(i) and no payments are payable as a result of such termination under this Agreement unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered by a Party and the other Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten (10) Business Days from delivery of such notice.

Section 4.9	Insurance and Indemnification

(1)

Prior to the Effective Date, the Company shall obtain and pay the full premiums for the extension of the Company’s policies of directors and officers liability insurance for a claims reporting or run-off and extended reporting period of at least six (6) years from and after the Effective Date, provided that any such run-off or “tail” policies obtained are consistent with policies obtained in similar circumstances for other companies comparable to the Company (in terms of market value) in its relevant industry. Such directors and officers insurance shall cover the present and former directors and officers of the Company with respect to any claim or matter insured related to any period of time on or prior to the Effective Date and otherwise with respect to any act or omission on the part of such directors and officers in their capacities as directors and officers of the Company (including without limitation in connection with the entering into of this Agreement, the approval and completion of the Arrangement and each of the transactions contemplated thereby), with terms, conditions, retentions and limits of liability that are no less favourable to the indemnified persons than the coverage provided under the existing insurance policies of the Company.

(2)

The Purchaser shall and shall cause the Company (and any successors) to honour all rights to indemnification and exculpation now existing in favour of present and former directors, officers and employees of the Company and the Purchaser shall cause the Company to ensure that the articles and bylaws of the Company (or any successor thereto) contain substantially the same provisions with respect to indemnification set forth in the articles and bylaws of the Company in effect immediately prior to the Effective Date, which provisions shall not, except to the extent required by Law, be materially amended, repealed or otherwise modified for a period of six (6) years from the Effective Date in any manner, that would materially and adversely affect the rights thereunder of individuals who at any time on or before the Effective Date, were directors, officers or employees of the Company.

(3)

The provisions of this Section 4.9 are intended for the benefit of, and shall be enforceable by each insured or indemnified person, his or her heirs, executors, administrators and other legal representatives and, for such purpose, the Company (including any successor) hereby confirms that it is acting as agent and trustee on their behalf.

(4)

If the Company or any of its successors consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger, proper provisions shall be made by the Company and the Purchaser so that the successors of the Company shall assume all of the obligations of the Company set forth in this Section 4.9.

(5)

The Purchaser will and will cause the Company to honour and abide by and perform the terms of all agreements of the Company with its directors, officers and employees in effect on the Effective Date, including without limitation, under indemnification agreements, employment agreements and retention agreements (including, without limitation, as set forth in the Severance Side Letter) and in respect of those individuals who are on disability leave, parental leave or other permitted absence.

(6)	The provisions of this Section 4.9 shall survive completion of the Arrangement and continue in full force and effect for a period of six (6) years following the Effective Date.

Section 4.10	Company Options, ESPP and DSUs

(1)

Subject to the terms and conditions of this Agreement and the approval of the TSX, if applicable, pursuant to the Plan of Arrangement, at the Effective Time, each Company Option which is outstanding and which has not been duly exercised prior to the Effective Time, shall be exchanged for an equivalent option (each, a “Replacement Option”) to purchase from Purchaser the number of Purchaser Shares (rounded down to the nearest whole share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of Common Shares subject to such Company Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Company Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, vesting schedule, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the Company Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of the Company or the Purchaser, as the case may be.

(2)

Subject to the terms and conditions of the ESPP, the Company shall, promptly following execution of this Agreement, suspend future participation under the ESPP and provide participants with notice of the intention of the Company to terminate the ESPP effective as of the Effective Time, provided that, for greater certainty, the Company shall comply with all of its existing obligations incurred or accrued in connection with the ESPP prior to the time at which termination is thereof is effective.

(3)

Subject to the terms and conditions of this Agreement, pursuant to the Plan of Arrangement, at the Effective Time, the Effective Date shall be deemed to be the Redemption Date (as defined in the DSU Plan) for all of the then issued and outstanding DSUs, and the Company shall pay to each holder of a DSU such cash amount as is due to such holder under the terms of the DSU Plan (less any amounts withheld pursuant to the DSU Plan or the Plan of Arrangement) and thereafter the DSU Plan will terminate and none of the former holders of DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the DSU Plan.

Section 4.11	Representation on Purchaser’s Board of Directors

The Purchaser shall take all necessary actions such that at the Effective Time, one nominee of the Company agreed to by the Company and the Purchaser prior to the Effective Time (the “Company Nominee”) shall be appointed to the Purchaser Board and shall be nominated for re-election to the Purchaser Board, and included in the meeting materials for, the first annual meeting of Purchaser Shareholders following the Effective Date. At the Effective Time, the Purchaser Board shall be comprised of no more than eight (8) directors including the Company Nominee.

Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Company Non-Solicitation

(1)

Except as expressly provided in this Article 5, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Company (collectively “Company Representatives”), or otherwise, and shall not permit any such Person to:

(a)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Company;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Company; provided, however, that, for greater certainty, the Company may advise any Person making an unsolicited Acquisition Proposal for the Company that such Acquisition Proposal does not constitute a Superior Proposal when the Company Board has so determined;

(c)	make a Company Change in Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for the Company (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for the Company for a period of five Business Days shall not be considered a violation of this Section 5.1(1)(d)); or

(e)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for the Company.

(2)

The Company shall, and shall cause the Company Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for the Company, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including the Company Data Room, and any confidential information, properties, facilities, books and records of the Company; and

(b)

request: (i) the return or destruction of all copies of any confidential information regarding the Company provided to any Person other than the Purchaser, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of the Company in respect thereof.

(3)

The Company represents and warrants that the Company has not waived any confidentiality, standstill or similar agreement or restriction to which the Company is a party, except to permit submissions of expressions of interest prior to the date of this Agreement, and covenants and agrees that (i) the Company shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Company is a party, and (ii) neither the Company, nor any of the Company Representatives have released or will, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company under any confidentiality, standstill or similar agreement or restriction to which the Company is a party, but for greater certainty, it is acknowledged and agreed that the automatic termination or release of such standstill and similar covenants of any such agreements as the result of entering into this Agreement will not constitute a breach of this Section 5.1.

Section 5.2	Purchaser Non-Solicitation

(1)

Except as expressly provided in this Article 5, the Purchaser shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of the Purchaser (collectively “Purchaser Representatives”), or otherwise, and shall not permit any such Person to:

(a)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Purchaser or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Purchaser;

(b)

enter into or otherwise engage or participate in any discussions or negotiations with any Person regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal for the Purchaser; provided, however, that, for greater certainty, the Purchaser may advise any Person making an unsolicited Acquisition Proposal for the Purchaser that such Acquisition Proposal does not constitute a Superior Proposal when the Purchaser Board has so determined;

(c)	make a Purchaser Change in Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal for the Purchaser (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for the Purchaser for a period of five Business Days shall not be considered a violation of this Section 5.2(1)(d)); or

(e)	enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal for the Purchaser.

(2)

The Purchaser shall, and shall cause the Purchaser Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for the Purchaser, and in connection with such termination shall:

(a)	discontinue access to and disclosure of all information, including the Purchaser Data Room, and any confidential information, properties, facilities, books and records of the Purchaser; and

(b)

request: (i) the return or destruction of all copies of any confidential information regarding the Purchaser provided to any Person other than the Company, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Purchaser, using its reasonable commercial efforts to ensure that such requests are fully complied with in accordance with the terms of any rights or entitlements of the Purchaser in respect thereof.

(3)

The Purchaser represents and warrants that the Purchaser has not waived any confidentiality, standstill or similar agreement or restriction to which the Purchaser is a party, except to permit submissions of expressions of interest prior to the date of this Agreement, and covenants and agrees that (i) the Purchaser shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Purchaser is a party, and (ii) neither the Purchaser, nor any of the Purchaser Representatives have released or will, without the prior written consent of the Company (which may be withheld or delayed in the Company’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Purchaser under any confidentiality, standstill or similar agreement or restriction to which the Purchaser is a party, but for greater certainty, it is acknowledged and agreed that the automatic termination or release of such standstill and similar covenants of any such agreements as the result of entering into this Agreement will not constitute a breach of this Section 5.2.

Section 5.3	Notification of Acquisition Proposals

(1)

If the Company or any of the Company Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for the Company, or any request for copies of, access to, or disclosure of, confidential information relating to the Company, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Company, the Company shall immediately notify the Purchaser, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal for the Company, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal for the Company, inquiry, proposal, offer or request, and shall further provide the Purchaser with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal for the Company, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for the Company, inquiry, proposal, offer or request.

(2)

If the Purchaser or any of the Purchaser Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal for the Purchaser, or any request for copies of, access to, or disclosure of, confidential information relating to the Purchaser, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of the Purchaser, the Purchaser shall immediately notify the Company, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request, and shall further provide the Company with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal for the Purchaser, inquiry, proposal, offer or request.

Section 5.4	Responding to an Acquisition Proposal for the Company

Notwithstanding Section 5.1, if at any time, prior to obtaining the approval by the Company Shareholders of the Arrangement Resolution, the Company receives a bona fide written Acquisition Proposal for the Company from a Person, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal if and only if:

(1)

the Company Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal for the Company constitutes or could reasonably be expected to lead to a Superior Proposal;

(2)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with the Company;

(3)	the Company has complied in all material respects with its obligations under this Article 5; and

(4)

prior to providing such access or disclosure to such Person, the Company enters into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with the Company) having terms not more favorable in any material respect to such Person than the equivalent terms of the Confidentiality Agreement.

Section 5.5	Right to Match

(1)

If the Company receives an Acquisition Proposal for the Company that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders, the Company may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)

the Person making the Superior Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with the Company;

(b)	the Company has been, and continues to be, in compliance with its obligations under this Article 5;

(c)

the Company has delivered to the Purchaser a written notice of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Company to enter into such definitive agreement (the “Company Superior Proposal Notice”);

(d)	the Company has provided the Purchaser a copy of the proposed agreement for the Superior Proposal;

(e)

at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Company Superior Proposal Notice and a copy of the proposed agreement for the Superior Proposal from the Company;

(f)

during the Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.5(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g)

if the Purchaser has offered to amend this Agreement and the Arrangement under Section 5.5(2), the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.5(2); and

(h)	prior to entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(1)(c)(iii) and pays the Company Termination Fee pursuant to Section 8.2.

(2)

During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Company Board shall review any offer made by the Purchaser under Section 5.5(1)(f) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal for the Company previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Company Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.5, and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Company Superior Proposal Notice and a copy of the proposed agreement for the new Superior Proposal from the Company.

(4)

The Company Board shall promptly reaffirm the Company Board Recommendation by press release after any Acquisition Proposal for the Company which is not determined to be a Superior Proposal is publicly announced or the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.5(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably.

(5)

If the Company provides a Company Superior Proposal Notice to the Purchaser after a date that is less than five (5) Business Days before the Company Meeting, the Company shall either proceed with or shall postpone the Company Meeting, as directed by the Purchaser acting reasonably, to a date that is not less than five (5) Business Days and not more than ten (10) Business Days after the scheduled date of the Company Meeting; provided, however, that the Company Meeting shall not be adjourned or postponed to a date later than seven (7) Business Days prior to the Outside Date.

(6)

Nothing contained in this Section 5.5 shall limit in any way the obligation of the Company to convene and hold the Company Meeting in accordance with Section 2.3 of this Agreement while this Agreement remains in force and in no event shall the Company be permitted to put the Superior Proposal to a vote of the Company Shareholders at the Company Meeting, it being understood that any necessary shareholder vote in respect of a Superior Proposal shall require the Company to duly call and convene a separate meeting of the Company Shareholders.

(7)	Subject to its obligations under Section 8.2, nothing in this Agreement shall prevent the Company Board from:

(a)

responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal for the Company, or from making a Company Change in Recommendation as a result of a Material Adverse Effect with respect to the Purchaser;

(b)

making any disclosure to the securityholders of the Company if the Company Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Company Board or such disclosure is otherwise required under applicable Laws; or

(c)

calling and/or holding a meeting of Company Shareholders requisitioned by Company Shareholders in accordance with the OBCA or taking any other action with respect to an Acquisition Proposal for the Company to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Laws.

Section 5.6	Responding to an Acquisition Proposal for the Purchaser

Notwithstanding Section 5.2, if at any time, prior to obtaining the approval by the Purchaser Shareholders of the Purchaser Shareholder Approval resolution, the Purchaser receives a bona fide written Acquisition Proposal for the Purchaser from a Person, the Purchaser may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal if and only if:

(1)

the Purchaser Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal for the Purchaser constitutes or could reasonably be expected to lead to a Superior Proposal;

(2)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar restriction with the Purchaser;

(3)	the Purchaser has complied in all material respects with its obligations under this Article 5; and

(4)

prior to providing such access or disclosure to such Person , the Purchaser enters into a confidentiality and standstill agreement with such Person (unless such Person is already a party to a confidentiality and standstill agreement with the Purchaser) having terms not more favorable in any material respect to such Person than the equivalent terms of the Confidentiality Agreement.

Section 5.7	Purchaser Accepting Superior Proposal

(1)

If the Purchaser receives an Acquisition Proposal for the Purchaser that constitutes a Superior Proposal prior to the approval of the Purchaser Shareholder Approval resolution by the Purchaser Shareholders, the Purchaser Board may, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(a)	the Purchaser has been, and continues to be, in compliance with its obligations under this Article 5;

(b)

the Purchaser has delivered to the Company a written notice of the determination of the Purchaser Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Purchaser to enter into such definitive agreement (the “Purchaser Superior Proposal Notice”);

(c)	the Purchaser has provided the Company a copy of the proposed agreement for the Superior Proposal;

(d)

the Purchaser Board has determined in good faith, after consultation with the Purchaser’s outside legal counsel that it is necessary for the Purchaser Board to enter into a definitive agreement with respect to such Purchaser Superior Proposal in order to properly discharge its fiduciary duties; and

(e)	prior to entering into such definitive agreement the Purchaser terminates this Agreement pursuant to Section 7.2(1)(d)(iii) and pays the Purchaser Termination Fee pursuant to Section 8.2.

(2)

Nothing contained in this Section 5.7 shall limit in any way the obligation of the Purchaser to convene and hold the Purchaser Meeting in accordance with Section 4.5 of this Agreement while this Agreement remains in force.

(3)	Subject to its obligations under Section 8.2, nothing in this Agreement shall prevent the Purchaser Board from:

(a)

responding, through a directors’ circular or otherwise, only to the extent required by applicable Securities Laws, to an Acquisition Proposal for the Purchaser, or from making a Purchaser Change in Recommendation as a result of a Material Adverse Effect with respect to the Company;

(b)

making any disclosure to the securityholders of the Purchaser if the Purchaser Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Purchaser Board or such disclosure is otherwise required under applicable Laws; or

(c)

calling and/or holding a meeting of Purchaser Shareholders requisitioned by Purchaser Shareholders in accordance with applicable Law or taking any other action with respect to an Acquisition Proposal for the Purchaser to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Laws.

Section 5.8	Breach by Representatives

Without limiting the generality of the foregoing, the Company and the Purchaser shall advise Company Representatives and Purchaser Representatives, as applicable, of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by the Company or Company Representatives or by the Purchaser or Purchaser Representatives is deemed to be a breach of this Article 5 by the Company or the Purchaser, as applicable.

Article 6
CONDITIONS

Section 6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Arrangement Resolution. The Arrangement Resolution has been approved and adopted by the Company Shareholders at the Company Meeting in accordance with the Interim Order.

(2)

Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Purchaser Shareholder Approval. The Purchaser Shareholder Approval shall have been obtained.

(4)	Illegality. No Law is in effect or threatened that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

(5)

TSX Approval. The conditional approval from the TSX shall have been obtained by the Purchaser with respect to the issuance of the Consideration Shares and, if required, the issuance of the Replacement Options.

(6)

Competition Act Approval. Competition Act Approval has been made, given or obtained on terms acceptable to the Company and the Purchaser, each acting reasonably, and Competition Act Approval remains in full force and effect and has not been modified.

Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Company (including those in Schedule C) which are qualified by references to materiality or by the expression “Material Adverse Effect” and the representations and warranties set forth Section 5.1(3) were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Company were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(2)

Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding pending or threatened by any Person in any jurisdiction that is reasonably likely to:

(a)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser’s ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)

prohibit or restrict the Arrangement, or the ownership or operation by the Purchaser of the business or assets of the Purchaser, the Company, or compel the Purchaser to dispose of or hold separate any material portion of the business or assets of the Purchaser, the Company as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect with respect to the Company.

(4)	Dissent Rights. Dissent Rights have not been exercised and not withdrawn with respect to more than 7.5% of the issued and outstanding Common Shares.

(5)

No Material Adverse Effect. There shall not have occurred or exist a Material Adverse Effect with respect to the Company that has not been publicly disclosed by the Company prior to the date hereof or disclosed to the Purchaser in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred or exist a Material Adverse Effect with respect to the Company and the Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer and chief financial officer (in each case without personal liability) of the Company to such effect.

Section 6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)

Representations and Warranties. The representations and warranties of the Purchaser (including those in Schedule D) which are qualified by references to materiality and the representations and warranties set forth in Section 5.2(3) were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all respects, and all other representations and warranties of the Purchaser were true and correct as of the date of this Agreement and are true and correct as of the Effective Time, in all material respects, in each case except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such specified date, and the Purchaser has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(2)

Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case without personal liability) addressed to the Company and dated the Effective Date.

(3)	No Legal Action. There is no action or proceeding pending or threatened by any Person in any jurisdiction that is reasonably likely to:

(a)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Purchaser's ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)

prohibit or restrict the Arrangement, or the ownership or operation by the Purchaser of the business or assets of the Purchaser, the Company, or compel the Purchaser to dispose of or hold separate any material portion of the business or assets of the Purchaser, the Company as a result of the Arrangement; or

(c)	prevent or materially delay the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect with respect to the Purchaser.

(4)

No Material Adverse Effect. There shall not have occurred or exist a Material Adverse Effect with respect to the Purchaser that has not been publicly disclosed by the Purchaser prior to the date hereof or disclosed to the Company in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred or exist a Material Adverse Effect with respect to the Purchaser and the Company shall have received a certificate sighed on behalf of the Purchaser by the chief executive officer and chief financial officer (in each case without personal liability) of the Purchaser to such effect.

Section 6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

Article 7
TERM AND TERMINATION

Section 7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms (except if and to the extent any provisions are specifically noted herein as surviving the termination of this Agreement).

Section 7.2	Termination

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either the Company or the Purchaser if:

(i)	the Purchaser Shareholder Approval is not obtained at the Purchaser Meeting;

(ii)	the Required Approval is not obtained at the Company Meeting in accordance with the Interim Order;

(iii)

after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable; or

(iv)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iv) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	the Company if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(1), Section 6.3(2) or Section 6.3(4) not to be satisfied, and such breach or failure is incapable of being cured and the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) or Section 6.2(2) not to be satisfied;

(ii)

subject to Section 5.2(1)(d), the Purchaser Board or any committee of the Purchaser Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) the Purchaser Board Recommendation within five Business Days (and in any case prior to the Purchaser Meeting) after having been requested in writing by the Company to do so (each a “Purchaser Change in Recommendation”), or the Purchaser Board or any committee of the Purchaser Board resolves or proposes to take any of the foregoing actions; or

(iii)

prior to the approval by the Company Shareholders of the Arrangement Resolution, the Company Board authorizes the Company to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.4(4)) with respect to a Company Superior Proposal, provided the Company is then in compliance with Article 5 and that prior to or concurrent with such termination the Company pays the Company Termination Fee in accordance with Section 8.2(2)(b); or

(d)	the Purchaser if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1), Section 6.2(2) or Section 6.2(5) not to be satisfied, and such breach or failure is incapable of being cured and the Purchaser is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) or Section 6.3(2) not to be satisfied;

(ii)

subject to Section 5.1(1)(d), the Company Board or any committee of the Company Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) the Company Board Recommendation within five Business Days (and in any case prior to the Company Meeting) after having been requested in writing by the Purchaser to do so (each a “Company Change in Recommendation”) or the Company Board or any committee of the Company Board resolves or proposes to take any of the foregoing actions); or

(iii)

prior to the approval by the Purchaser Shareholders of the Purchaser Shareholder Approval resolution, the Purchaser Board authorizes the Purchaser to enter into a written agreement (other than a confidentiality and standstill agreement permitted by and in accordance with Section 5.6(4)) with respect to a Purchaser Superior Proposal, provided the Purchaser is then in compliance with Article 5 and that prior to or concurrent with such termination the Purchaser pays the Purchaser Termination Fee in accordance with Section 8.2(3)(b).

(2)     The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than Section 7.2(1)(a)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3	Effect of Termination/Survival

(1)

If this Agreement is terminated pursuant to Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that in the event of termination under the provisions of Section 7.2(1) (other than Section (7.2(1)(a)), this Section 7.3 and Section 8.2 through to and including Section 8.14, and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any such termination of this Agreement, and provided further that no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

(2)

As used in this Section 7.3, “wilful breach” means a breach that is a consequence of an act undertaken by the breaching party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

Article 8
GENERAL PROVISIONS

Section 8.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders and any such amendment may, without limitation:

(1)	change the time for performance of any of the obligations or acts of the Parties;

(2)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(3)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(4)	modify any mutual conditions contained in this Agreement;

provided that such amendment does not: (i) invalidate any required approval of the Arrangement by the Company Shareholders; or (ii) after the holding of the Company Meeting, result in an adverse change in the quantum or form of consideration payable to Company Shareholders pursuant to the Arrangement.

Section 8.2	Termination Fees

(1)	For the purposes of this Agreement,

(a)	“Company Termination Fee” and “Purchaser Termination Fee” means $7,100,000.

(b)	“Company Termination Fee Event” means the termination of this Agreement:

(i)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii), but not where the Company Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to the Purchaser;

(ii)	by the Company, pursuant to Section 7.2(1)(c)(iii); or

(iii)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(ii) or 7.2(1)(b)(iv) if:

(A)	prior to such termination, an Acquisition Proposal for the Company is made or publicly announced by any Person other than the Purchaser or any of its Affiliates and not withdrawn; and

(B)

within 180 days following the date of such termination, (x) such Acquisition Proposal for the Company referred to in clause (A) above is consummated, or (y) the Company, directly or indirectly, in one or more transactions, enters into a binding agreement in respect of such Acquisition Proposal for the Company referred to in clause (A) above, provided that the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

(c)	“Purchaser Termination Fee Event” means the termination of this Agreement:

(i)	by the Company, pursuant to Section 7.2(1)(c)(ii) but not where the Purchaser Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to the Company;

(ii)	by the Purchaser, pursuant to Section 7.2(1)(d)(iii); or

(iii)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) or 7.2(1)(b)(iv) if:

(A)	prior to such termination, an Acquisition Proposal for the Purchaser is made or publicly announced by any Person other than the Company or any of its Affiliates and not withdrawn; and

(B)

within 180 days following the date of such termination, (x) such Acquisition Proposal for the Purchaser referred to in clause (A) above is consummated, or (y) the Purchaser, directly or indirectly, in one or more transactions, enters into a binding agreement in respect of such Acquisition Proposal for the Purchaser referred to in clause (A) above, provided that the purposes of the foregoing, the term “Acquisition Proposal” shall have the meaning specified in Section 1.1, except that references to “20% or more” in the definition of “Acquisition Proposal” in Section 1.1 shall be deemed to be references to “50% or more”.

(2)	The Company Termination Fee shall be paid by the Company to the Purchaser as follows, by wire transfer of immediately available funds, if a Company Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(1)(b)(i), within three (3) Business Days of the occurrence of such Company Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(1)(b)(ii), prior to or simultaneously with the occurrence of such Company Termination Fee Event; and

(c)

a termination of this Agreement described in Section 8.2(1)(b)(iii), on or prior to the earlier of the consummation of the Acquisition Proposal for the Company or the entering into of the binding agreement referred to in Section 8.2(1)(b)(iii)(B).

(3)	The Purchaser Termination Fee shall be paid by the Purchaser to the Company as follows, by wire transfer of immediately available funds, if a Purchaser Termination Fee Event occurs due to:

(a)	a termination of this Agreement described in Section 8.2(1)(c)(i), within three (3) Business Days of the occurrence of such Purchaser Termination Fee Event;

(b)	a termination of this Agreement described in Section 8.2(1)(c)(ii), prior to or simultaneously with the occurrence of such Purchaser Termination Fee Event; and

(c)

a termination of this Agreement described in Section 8.2(1)(c)(iii), on or prior to the earlier of the consummation of the Acquisition Proposal for the Purchaser or the entering into of the binding agreement referred to in Section 8.2(1)(c)(iii)(B).

(4)

The Company and the Purchaser acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, neither the Purchaser nor the Company would enter into this Agreement, and that the amounts set out in this Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Purchaser or the Company, as applicable, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Company and the Purchaser irrevocably waive any right they may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where the Company or the Purchaser is entitled to the Company Termination Fee or the Purchaser Termination Fee as applicable, and such applicable termination fee is paid in full, the Company or the Purchaser, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby.

Section 8.3	Expenses and Expense Reimbursement

(1)

Subject to Section 8.3(2) and Section 8.3(3), and except as hereinafter provided, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated; provided that (a) the filing fees in connection with the application for Competition Act Approval shall be borne solely by the Purchaser; and (b) the legal fees and costs incurred to update the title opinion of the Company’s legal counsel, McMillan LLP, dated November 5, 2015 addressed to the Purchaser and relating to the properties of the Company shall be borne by the Purchaser.

(2)

In addition to the rights of the Purchaser under Section 8.2(2), if applicable, if this Agreement is terminated pursuant to Section 7.2(1)(b)(ii), then the Company shall, within three (3) Business Days of such termination, pay or cause to be paid to the Purchaser by wire transfer of immediately available funds an expense reimbursement fee of $1,000,000, which amount shall be deducted from any Company Termination Fee which may thereafter be payable to the Purchaser pursuant to this Agreement.

(3)

In addition to the rights of the Company under Section 8.2(3), if applicable, if this Agreement is terminated pursuant to Section 7.2(1)(b)(i), then the Purchaser shall, within three (3) Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds an expense reimbursement fee of $1,000,000, which amount shall be deducted from any Purchaser Termination Fee which may thereafter be payable to the Company pursuant to this Agreement.

Section 8.4	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

(a)	to the Purchaser at:

Kirkland Lake Gold Inc.
95 Wellington Street West, Suite 1430
Toronto, ON M5J 2N7

Attention:	George Ogilvie, President and CEO
Telephone:	(647) 361-0184
Email:	gogilvie@klgold.com

with a copy to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:	Maurice Swan
Telephone:	(416) 869-5517
Email:	mswan@stikeman.com

(b)	to the Company at:

St Andrew Goldfields Ltd.
20 Adelaide Street East, Suite 1500
Toronto, ON M5C 2T6

Attention:	Duncan Middlemiss, President and CEO
Telephone:	(416) 815-9855
Email:	dmiddlemiss@sasgoldmines.com

with a copy to:

McMillan LLP
Brookfield Place
181 Bay Street, Suite 4400
Toronto, ON M5J 2T3

Attention:	Paul Collins
Telephone:	(416) 307-4050
Email:	paul.collins@mcmillan.ca

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.5	Time of the Essence.

Time is of the essence in this Agreement.

Section 8.6	Injunctive Relief.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity.

Section 8.7	Third Party Beneficiaries.

(1)

Except as provided in Section 4.9 which, without limiting its terms, is intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.7 as the “Indemnified Persons”) and except for the rights of the Company Shareholders to receive the Consideration Shares and the Company Optionholders to receive the Replacement Options following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the Company Shareholders and the Company Optionholders), the Company and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)

Despite the foregoing, the Purchaser acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.9 of this Agreement, which is intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.8	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.9	Entire Agreement.

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.10	Successors and Assigns.

(1)

This Agreement becomes effective only when executed by the Company and the Purchaser. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 8.11	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.12	Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 8.13	Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.14	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 8.15	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

KIRKLAND LAKE GOLD INC.

By:	signed “George Ogilvie”
Authorized Signing Officer

ST ANDREW GOLDFIELDS LTD.

By:	signed “Duncan Middlemiss”
Authorized Signing Officer

SCHEDULE A
PLAN OF ARRANGEMENT

UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means an arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the agreement made as of November 16, 2015 between the Purchaser and the Company, including all schedules annexed thereto, together with the Company Disclosure Letter and the Purchaser Disclosure Letter, as each may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement, which is to be considered at the Company Meeting and will be in substantially the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means a day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Common Shares” means the common shares in the capital of the Company.

“Company” means St Andrew Goldfields Ltd.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser.

“Company Options” means the outstanding options to purchase Common Shares issued pursuant to the Company’s stock option plan, and which are outstanding as of the Effective Time.

“Company Optionholders” means the holders of Company Options.

“Company Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires, and “Company Shareholder” means any one of them.

“Consideration” means the consideration to be received by Company Shareholders subsequent to the execution of the Arrangement Agreement and prior to the Effective Date pursuant to the Plan of Arrangement in respect of each Common Share that is issued and outstanding immediately prior to the Effective Time, comprising of 0.0906 of a Purchaser Share per one (1) Common Share.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc., or any other depositary or trust company, bank or financial institution agreed to between the Purchaser and the Company for the purpose of, among other things, exchanging certificates representing Common Shares for Purchaser Shares in connection with the Arrangement.

“Director” means the Director appointed pursuant to Section 278 of the OBCA.

“Dissent Rights” means the rights of dissent exercisable by the Company Shareholders in respect of the Arrangement described in Article 3 hereto.

“Dissenter” means a Company Shareholder who has duly exercised a Dissent Right and who is ultimately entitled to be paid the fair value of the Common Shares held by such Company Shareholder.

“Dissenting Shares” has the meaning ascribed thereto in Section 3.1.

“DSU Plan” means the Company’s deferred share unit plan for directors, officers and executives of the Company effective as of June 30, 2015, a copy of which is included in the Company Data Room.

“DSUs” means the outstanding deferred share units issued under the DSU Plan.

“Effective Date” means the date shown on the Certificate of Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Exchange Ratio” means 0.0906.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Letter of Transmittal” means the letter of transmittal sent to holders of Common Shares for use in connection with the Arrangement.

“OBCA” means the Business Corporations Act (Ontario).

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with this plan of arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means Kirkland Lake Gold Inc.

“Purchaser Shares” means the common shares in the capital of the Purchaser.

“Replacement Options” has the meaning ascribed thereto in Section 2.3(c) . “

Tax Act” means the Income Tax Act (Canada).

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to Canadian dollars.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise,

“Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(5)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 9:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 9:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement.

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect.

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of Common Shares (including Dissenters), Company Options, holders of DSUs and the Depositary at and after the Effective Time without any further act or formality required on the part of any Person.

2.3	Arrangement.

At the Effective Time the following shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case effective as at five minute intervals starting at the Effective Time:

(a)

each issued Common Share outstanding immediately prior to the Effective Time held by a Company Shareholder in respect of which Dissent Rights have been validly exercised will be deemed to have been transferred without any further act or formality, to the Purchaser, free and clear of any Liens, in consideration for a debt claim against the Purchaser in an amount and payable in accordance with Article 5, and:

(i)

such Company Shareholder will cease to be the holder of such Dissenting Shares and will cease to have any rights as holder of such Common Shares other than the right to be paid fair value for such Dissenting Shares as set out in Section 3.1(a);

	(ii)	such Company Shareholder’s name will be removed as the registered holder of such Dissenting Shares from the registers of Common Shares maintained by or on behalf of the Company; and

	(iii)	the Purchaser will be deemed to be the transferee of such Dissenting Shares, free and clear of any Liens.

(b)

immediately thereafter, each issued and outstanding Common Share (other than any Common Share in respect of which a Company Shareholder has validly exercised its Dissent Right) will be transferred to, and acquired by the Purchaser, without any act or formality on the part of the holder of such Common Share or the Purchaser, free and clear of all Liens, in exchange for such number of Purchaser Shares equal to the Exchange Ratio, provided that the aggregate number of Purchaser Shares payable to any Company Shareholder, if calculated to include a fraction of a Purchaser Share, will be rounded down to the nearest whole Purchaser Share, with no consideration being paid for the fractional share, and the name of each such Company Shareholder will be removed from the register of holders of Common Shares and added to the register of holders of Purchaser Shares, and the Purchaser will be recorded as the registered holder of such Common Shares so exchanged and will be deemed to be the legal and beneficial owner thereof.

(c)

Each Company Option which is outstanding and which has not been duly exercised prior to the Effective Time, shall be exchanged for an equivalent option (each, a “Replacement Option”) to purchase from Purchaser the number of Purchaser Shares (rounded down to the nearest whole share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of Common Shares subject to such Company Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Company Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, vesting schedule, conditions to and manner of exercising, will be the same as the Company Option for which it was exchanged, and shall be governed by the terms of the Company Option Plan, except that the term to expiry of any Replacement Options shall not be affected by a holder of Replacement Options not becoming, or ceasing to be, an employee, officer or director of the Company or the Purchaser, as the case may be.

(d)

All other rights to be issued Common Shares existing at the Effective Time and whether or not then vested or otherwise then exercisable, including without limitation arising pursuant to the acquisition by the Company of any option, right, title or interest in or to any real property, mining claims, leases, licenses, mineral or surface rights, shall be and be deemed to be exchanged solely for the right to be issued such number of Purchaser Shares per Common Share as included in the Consideration.

(e)

Notwithstanding any vesting or exercise provisions to which a DSU might otherwise be subject, the Effective Date shall be deemed to be the Redemption Date (as defined in the DSU Plan) for all of the then issued and outstanding DSUs, and the Company shall pay to each holder of a DSU such cash amount as is due to such holder under the terms of the DSU Plan (less any amounts withheld pursuant to the DSU Plan or the Plan of Arrangement) and thereafter the DSU Plan will terminate and none of the former holders of DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the DSU Plan.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent.

Pursuant to the Interim Order, holders of Common Shares may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 3.1, provided however that written objection to the Arrangement Resolution must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenters who duly exercise their Dissent Rights with respect to their Common Shares (“Dissenting Shares”) shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens, and if they:

(a)

ultimately are entitled to be paid fair value for their Dissenting Shares, will be entitled to be paid the fair value of such Dissenting Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissenting Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Dissenting Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares;

but in no case will the Company be required to recognize such persons as holding Common Shares on or after the Effective Date.

3.2	Recognition of Dissenting Holders.

If a Company Shareholder exercises the Dissent Right, the Purchaser will, on the Effective Date, set aside a number of Purchaser Shares which is attributable under the Arrangement to the Company Shares for which Dissent Rights have been exercised. If the Dissenter is ultimately not entitled to be paid fair value for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Company Shareholder and the Purchaser will distribute to such Company Shareholder the Purchaser Shares that the Company Shareholder is entitled to receive pursuant to the terms of the Arrangement. If Company Shareholder duly complies with the procedures in connection with the exercise of Dissent Rights and is ultimately entitled to be paid fair value for their Dissenting Shares, the Purchaser will pay the amount to be paid in respect of the Dissenting Shares.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Depositary and Procedures.

(a)

The Purchaser will deposit the Purchaser Shares with the Depositary to satisfy the consideration issuable and/or payable to the Company Shareholders pursuant to this Plan of Arrangement (other than Company Shareholders validly exercising Dissent Rights and who have not withdrawn their notice of objection).

(b)

After the Effective Date, certificates formerly representing Common Shares which are held by a Company Shareholder will, except for Common Shares held by Dissenters, represent only the right to receive the Consideration issuable and/or payable therefor pursuant to Section 2.3 in accordance with the terms of this Plan of Arrangement.

(c)

No dividends or other distributions declared or made after the Effective Date with respect to the Purchaser Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Common Shares which, immediately prior to the Effective Date, represented outstanding Common Shares and will not be payable or paid until the surrender of certificates for Common Shares for exchange for the Consideration issuable and/or payable therefor pursuant to Section 2.3 in accordance with the terms of this Plan of Arrangement.

(d)

As soon as reasonably practicable after the Effective Date, the Depositary will forward to each Company Shareholder that submitted a duly completed Letter of Transmittal Letter to the Depositary, together with the certificate (if any) representing the Common Shares held by such Company Shareholder, the certificates representing the Purchaser Shares issued to such Company Shareholder pursuant to Section 2.3(b), which shares will be registered in such name or names and either (i) delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal Letter or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal.

(e)

Company Shareholders that did not submit an effective Letter of Transmittal prior to the Effective Date may take delivery of the Consideration issuable or payable to them by delivering the certificates representing Company Shares formerly held by them to the Depositary at the offices indicated in the Letter of Transmittal. Such certificates must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. Certificates representing the Purchaser issued to such Company Shareholder pursuant to Section 2.3 will be registered in such name or names and delivered to the address or addresses as such Company Shareholder directed in their Letter of Transmittal or (ii) made available for pick up at the offices of the Depositary in accordance with the instructions of the Company Shareholder in the Letter of Transmittal, as soon as reasonably practicable after receipt by the Depositary of the required certificates and documents.

(f)

Any certificate which immediately prior to the Effective Date represented outstanding Common Shares and which has not been surrendered, with all other instruments required by this Article 4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in the Company, the Purchaser or the Depositary.

(g)

In the event any certificate, which immediately before the Effective Time represented one or more outstanding Common Shares that was exchanged pursuant to Section 2.3, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the consideration to which such Person is entitled in respect of the Common Shares represented by such lost, stolen, or destroyed certificate pursuant to Section 2.3 deliverable in accordance with such Person’s Letter of Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be issued and/or paid will, as a condition precedent to the issuance and/or payment thereof, give a bond satisfactory to the Purchaser and its transfer agent in such sum as the Purchaser may direct or otherwise indemnify the Purchaser in a manner satisfactory to it, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.2	No Liens.

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.3	Withholding Rights.

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Company Securityholders under the Plan of Arrangement such amounts as the Purchaser, the Company or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Company Securityholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4	Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Company Options and DSUs issued prior to the Effective Time, (b) the rights and obligations of the Company Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Company Options, DSUs or ESPP Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement.

(a)

The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Purchaser, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to the Company Securityholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interest of the Company Shareholders.

ARTICLE 6
FURTHER ASSURANCES

6.1	Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving St Andrew Goldfields Ltd. (the “Company”) and Kirkland Lake Gold Inc. (the “Purchaser”), as more particularly described and set forth in the management information circular (the “Circular”) dated • of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with its terms) is hereby authorized, approved and adopted.

2.

The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented (the “Plan of Arrangement”), the full text of which is set out in Schedule • to the Circular, is hereby authorized, approved and adopted.

3.

The arrangement agreement (the “Arrangement Agreement”) between the Company and the Purchaser dated November 16, 2015, and all the related transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement Agreement, and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.

The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.

Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, whether under the corporate seal or otherwise, and deliver for filing with the Director under the OBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.

Any one officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, whether under the corporate seal or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B - 2

SCHEDULE B-1
PURCHASER SHAREHOLDER APPROVAL RESOLUTION

BE IT RESOLVED THAT:

1.

the issuance of such number of common shares of Kirkland Lake Gold Inc. (“Purchaser”) as may be required to be issued pursuant to the terms of the arrangement (as the arrangement may be, or may have been, modified or amended in accordance with its terms) (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) involving Purchaser and St Andrew Goldfields Ltd. (the “Company”), as set forth in the arrangement agreement (the “Arrangement Agreement”) between the Purchaser and the Company dated November 16, 2015 and all as more particularly described and set forth in the management information circular (the “Circular”) of the Purchaser dated [ •], 2015, accompanying the notice of this meeting, is hereby authorized, approved and adopted;

2.

the reservation for issuance and issuance of such number of the Purchaser’s common shares as may be required to be issued pursuant to the exercise of the replacement stock options to be issued by the Purchaser pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized and approved;

3.

notwithstanding that this resolution has been passed by the shareholders of the Purchaser, the board of directors of the Purchaser is hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Purchaser:

(a)

to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of the Purchaser’s common shares to be paid under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

4.

any one director or officer of the Purchaser is hereby authorized, for and on behalf and in the name of the Purchaser, to execute and deliver, whether under corporate seal of the Purchaser or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary or desirable for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms thereof, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B - 3

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered paragraph of the Company Disclosure Letter, or as disclosed in the Company Filings filed before the date of this Agreement, the Company hereby represents and warrants to the Purchaser as follows, and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)

Organization and Qualification. The Company is a corporation duly amalgamated and validly existing under the Law of Ontario and has the corporate power and authority to own, operate and lease its assets and to conduct its business as presently conducted. The Company is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Constating Documents of the Company have been disclosed in the Company Data Room and no action has been taken to amend or supersede such documents.

(2)

Corporate Authorization. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery and performance by the Company of this Agreement and the consummation of the Arrangement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the Arrangement other than approval by the Company Board of the Company Circular, approval by the Company Shareholders of the Arrangement Resolution in the manner required by the Interim Order and Law and receipt by the Company of the Final Order.

(3)

Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)

Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Arrangement does not require any Authorization or other action by or in respect of, or filing, recording, registering or publication with, or notification to, any Governmental Entity other than (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the OBCA; (iv) compliance with Securities Law and stock exchange rules and policies; and (v) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(5)

No Conflict/ Non- Contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) contravene, conflict with, or result in any violation or breach of the Constating Documents of the Company; (ii) contravene, conflict with or result in a violation or breach of Law; (iii) allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or other instrument indenture, deed of trust, mortgage, bond or any Authorization to which the Company is a party of by which the is bound, except in each case as would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect; or (iv) result in the creation or imposition of any Lien upon any of the Company’s assets.

(6)	Capitalization.

(a)

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the date of this Agreement, 368,273,949 Common Shares are issued and outstanding. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable. All of the Common Shares issuable upon the exercise of outstanding Company Options have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights. No Common Shares have been issued and no Company Options have been granted in violation of any Law or any pre-emptive or similar rights applicable to them.

(b)

Section 6(b) of the Company Disclosure Letter sets forth, in respect of each Option outstanding as of the date of this Agreement: (i) the number of Common Shares issuable upon exercise; (ii) the purchase price payable; (iii) the date of grant; (iv) the date of expiry; (v) the name of the registered holder; and identifying whether such holder is not an employee of the Company; and (vi) the extent to which such Options are vested and are exercisable, identifying whether such vesting or exercise may be accelerated as a result, either alone or together with another event or occurrence, of the Arrangement. The Company’s stock option plan and the issuance of Common Shares under such plan (including all outstanding Company Options) have been duly authorized by the Company Board in compliance with Law and the terms of the plan, and the grants of the outstanding Company Options have been made in accordance with Law.

(c)	As of date of this Agreement, there are 799,879 DSUs outstanding.

(d)

Except for rights under the Company’s stock option plan, including outstanding Company Options and outstanding DSUs, there are no issued, outstanding or authorized options, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Company to, directly or indirectly, issue or sell any securities of the Company, or give any Person a right to subscribe for or acquire from the Company, any securities of the Company.

(e)	There are no issued, outstanding or authorized:

(i)

obligations of the Company to repurchase, redeem or, except pursuant to the ESPP, otherwise acquire any securities of the Company, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of the Company; or

(ii)

notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote with holders of Common Shares on any matter.

(f)	The Company has not declared or paid any dividends or distributions on its Common Shares in the past five years.

(7)

Shareholders’ and Similar Agreements. The Company is not party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company and the Company has not adopted a shareholder rights plan or any other similar plan or agreement.

(8)	Subsidiaries. The Company has no Subsidiaries.

(9)	Securities Law Matters.

(a)

The Company is a “reporting issuer” not in default in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Common Shares are listed and posted for trading on the TSX. The Company is not in breach of Securities Laws or the rules or regulations of the TSX.

(b)

The Company has not taken any action to cease to be a reporting issuer in any province or territory nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No delisting, suspension of trading or cease trade or other order or restriction with respect to any securities of the Company is pending, in effect, or to the knowledge of the Company, has been threatened, or is expected to be implemented or undertaken, and to its knowledge, the Company is not subject to any formal or informal review, enquiry, investigation or other proceeding relating to any such order or restriction.

(c)

The Company has timely filed or furnished all Company Filings required to be filed or furnished by the Company with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). Each of the Company Filings complied as filed with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation.

(d)

The Company has not filed any confidential material change report (which at the date of this Agreement remains confidential) or any other confidential filings filed to or furnished with, as applicable, any Securities Authority.

(10)	U.S. Securities Law Matters.

(a)

The Company does not have, nor is it required to have, any class of securities registered under the U.S Exchange Act, nor is the Company subject to any reporting obligation pursuant to section 15(d) of the U.S. Exchange Act.

(b)

The Company is not subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act, is not an investment company registered or required to be registered under the United States Investment Company 1940, and is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(c)	The Common Shares trade on the OTCQX market.

(11)	Financial Statements.

(a)

The audited financial statements of the Company as at and for each of the fiscal years ended December 31, 2014 and December 31, 2013 (including the notes thereto and the auditor’s report thereon), and the interim financial statements of the Company as at and for the period ended September 30, 2015, including the notes thereto (collectively, the “Company Financial Statements”) were prepared in accordance with IFRS consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser’s independent auditors, as the case may be, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Law in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Company as of the date thereof and for the period indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments). Since December 31, 2013, there has been no material change in the Company’s financial accounting policies, methods or practices.

(b)

The Company does not intend to correct or restate, nor to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to herein. The selected financial data and the summary financial information included in the Company Filings present fairly the information shown in the Company Filings and have been compiled on a basis consistent with that of the Company Financial Statements. The other financial and operational information included in the Company Filings presents fairly the information included in the Company Filings.

(c)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company with unconsolidated entities or other Persons.

(d)	The Company’s economic model as disclosed in the Company Data Room is true and correct in all material respects and does not contain a Misrepresentation.

(12)	Disclosure Controls and Internal Control over Financial Reporting.

(a)

The Company has established and maintains or has caused to be established and maintained, a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)

The Company has established and maintains or has caused to be established and maintained, a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)

There is no material weakness (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(d)

None of the Company, or, to the Company’s knowledge, any director or officer or auditor, accountant or representative of the Company has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Company has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(13)	No Undisclosed Liabilities.

(a)

There are no liabilities or obligations of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the Company Filings; (ii) incurred in the Ordinary Course; or (iii) incurred in connection with this Agreement.

(b)

The principal amount of all indebtedness for borrowed money of the Company, including capital leases is $$6,536,125 as at October 31, 2015 and there has been no material increase to such amount as of the date hereof.

(14)

Non-Arms’ Length Transactions. The Company is not indebted to any director, officer or employee of the Company or any of their respective affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses and directors’ fees or the reimbursement of Ordinary Course expenses). Except for employment or indemnity arrangements entered into in the Ordinary Course or as disclosed in the Company Filings, there are no Contracts with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company, or any of their respective affiliates or associates.

(15)

No “Collateral Benefit”. To the knowledge of the Company, no related party of the Company (within the meaning of Multilateral Instrument 61-101 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(16)	Absence of Certain Changes or Events. Since December 31, 2014,

(a)	the Company has conducted its business only in the Ordinary Course;

(b)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have, a Material Adverse Effect has been incurred;

(c)	except in connection with the Company’s conversion to IFRS and as disclosed in the Company Filings, there has not been any change in the accounting practices used by the Company;

(d)

except for ordinary course adjustments to employees (other than directors or officers), there has not been any material increase in the salary, bonus, or other remuneration payable to any non-executive employees of the Company;

(e)

there has not been any redemption, repurchase or other acquisition of Common Shares by the Company (other than pursuant to the ESPP), or any declaration, setting aside or payment of any dividend or other distribution (whether in cash or otherwise) with respect to the Common Shares;

(f)

there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the Ordinary Course and other than changes relating to the commencement of production at the Company’s Taylor Project;

(g)	there has not been any entering into, or an amendment of, any Material Contract other than in the Ordinary Course or as disclosed in the Company Disclosure Letter

(h)

there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in the Company Filings, other than the settlement of claims or liabilities incurred in the Ordinary Course; and

(i)

except for Ordinary Course adjustments or except as disclosed in the Company Filings, there has not been any increase in the salary, bonus, or other remuneration payable to any officers of the Company or any amendment or modification to the vesting or exercisability schedule or criteria, including any acceleration, right to accelerate or acceleration event or other entitlement under any stock option, restricted stock, deferred compensation or other compensation award of any officer of the Company.

(17)	Compliance with Laws.

(a)

The Company is in compliance with the requirements of all applicable Laws which affect it or its business or assets or to which it is subject (but excluding Law regarding Taxes which are covered exclusively by Section 31 of this Schedule, Law regarding employment and labour matters which are covered exclusively by Section 28 and 29 of this Schedule, Law regarding environmental matters which are covered exclusively by Section 27 of this Schedule, Laws regarding securities matters which are covered exclusively by Sections 9 and 10 of this Schedule) (the “Subject Laws”), except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has not received within the last twelve months any written notice or other written communication from any Governmental Entity with respect to a violation and/or failure to comply with the Subject Laws, except for such instances where the failure to comply would not reasonably be expected to have a Material Adverse Effect.

(b)

Neither the Company, nor to the knowledge of the Company, any of its directors, executives, representatives, agents or employees has, (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties, or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(18)	Authorizations and Licenses.

(a)

The Company has received and holds all Authorizations that are required by Law in connection with the operation of the business of the Company as presently conducted, or in connection with the ownership, operation or use of the assets of the Company.

(b)

The Company lawfully holds, owns or uses, and has complied with, all such Authorizations except in each case as would not, individually or in the aggregate, be expected to have a Material Adverse Effect. Each Authorization is valid and in full force and effect in accordance with its terms, and is renewable by its terms or in the Ordinary Course.

(c)

No action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of the Company or, to the knowledge of the Company, any of its officers or directors has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(d)	Neither the Company or, to the knowledge of the Company, any of its officers or directors, owns or has any proprietary, financial or other interests (direct or indirect) in any such Authorization.

(19)	Interest in Properties and Mineral Rights.

(a)

All of the Company’s material real properties (collectively, the “Property”) and all the Company’s material mineral interests and rights (including any material claims, mineral leases, concessions, exploration licenses, exploitation licenses and prospecting permits) (collectively, and where material, the “Mineral Rights”), are disclosed in the Company Data Room. Other than the Property and the Mineral Rights, the Company does not own or have any interest in any material real property or any material mineral interests and rights.

(b)

The Company is the recorded holder or has rights to acquire pursuant to legally binding and enforceable contracts, as applicable, the Mineral Rights, free and clear of any Liens except Permitted Liens.

(c)	All of the Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims and leases.

(d)

The Mineral Rights are in good standing in all material respects under applicable Law and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(e)	There is no material adverse claim against or, to the knowledge of the Company, challenge to the title to or ownership of any of the Mineral Rights.

(f)	The Company has the exclusive right to deal with the Property and all of the Mineral Rights.

(g)

Other than as disclosed in the Company Disclosure Letter, no Person other than the Company has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(h)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect the Company’s interest in the Property or any of the Mineral Rights.

(i)

There are no material restrictions on the ability of the Company to use, transfer or exploit the Property or any of the Mineral Rights, except pursuant to applicable Law and the terms of the relevant Mineral Rights.

(j)	The Company has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of the Company in any of the Mineral Rights.

(k)

The Company has all necessary right to conduct the exploration and development work on the mineral claims apprised in the Mineral Rights currently conducted or contemplated by the Company on such mineral claims.

(20)

Mineral Reserves and Resources. The mineral reserves and mineral resources declared by the Company, as set forth in the Company Filings, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All information regarding the Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Company Filings on or before the date hereof.

(21)	No Option on Assets. No Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company of the material assets of the Company.

(22)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof; and

(b)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Company is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the Ordinary Course.

(23)

Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon the Company that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company, any acquisition of property by the Company, or the conduct of business by the Company as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(24)	Company Board and Special Committee Approval.

(a)

The Special Committee of the Company Board, after consultation with its financial and legal advisors, has unanimously recommended that the Company Board approve the Arrangement and that the Company Shareholders vote in favour of the Arrangement Resolution.

(b)

The Company Board, acting on the recommendation in favour of the Arrangement by the Special Committee of the Company Board, has unanimously: (i) determined that the Consideration to be received by the Company Shareholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the Company; (ii) resolved to unanimously recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(25)	Material Contracts.

(a)

Section 25 of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts. True and complete copies of the Material Contracts have been disclosed in the Company Data Room.

(b)

Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(c)

The Company has performed in all material respects all respective obligations required to be performed by it to date under the Material Contracts and the Company is not in breach or default under any Material Contract, nor does there exist any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)

The Company does now know of, nor has it received any notice (whether written or oral) of, any breach or default under nor does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party to a Material Contract, except such breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e)

The Company has not received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company, and, to the knowledge of the Company, no such action has been threatened.

(26)	Litigation.

(a)

There is no claim, action, inquiry, proceeding or investigation in effect or ongoing, pending or, to the knowledge of the Company, threatened against or relating to the Company, the business of the Company or affecting any of its current properties or assets. None of the proceedings disclosed in Section 26 of the Company Disclosure Letter, if determined adverse to the interests of the Company, would have, or reasonably could be expected to: (i) have a Material Adverse Effect; (ii) prevent, hinder or delay the consummation of the Arrangement; or (iii) materially affect the Purchaser’s ability to own or operate the business of the Company, nor to the knowledge of the Company, are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation.

(b)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company before any Governmental Entity.

(c)

The Company is not subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Material Adverse Effect or which would prevent or delay the consummation of the Arrangement.

(27)	Environmental Matters.

(a)

Except for any matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since December 31, 2013, no written notice, order, complaint or penalty has been received by the Company alleging that the Company is in violation of, or has any liability or potential liability under, any Environmental Law, and, to the Company’s knowledge, there are no judicial, administrative or other actions, suits or proceedings pending or threatened against the Company which allege a violation of, or any liability or potential liability under, any Environmental Laws; and the Company is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, claim, order, complaint or penalty.

(b)

The Company has all environmental permits necessary for the operation of its business and to comply with all Environmental Laws; and (iii) the operations of the Company are in compliance with the terms of Environmental Laws, except for any matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(28)	Employment Matters.

(a)

The Company has not entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of the Company (including as a result of the Arrangement).

(b)

The Company is not (i) a party to any collective bargaining agreement, or (ii) subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.

(c)

The Company is not subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation actual, or to the knowledge of the Company, threatened, relating to employment or termination of employment of employees or independent contractors. No labour strike, lock-out, slowdown or work stoppage is pending or to the knowledge of the Company, threatened against or directly affecting the Company.

(29)	Employee Plans.

(a)

The Company has disclosed in the Company Disclosure Letter all material health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, severance, termination, pension or supplemental retirement plans and other material employee or director employment, compensation or benefit plans, policies, trusts, funds, policies, arrangements, Contracts or other agreements for the benefit of directors or former directors of the Company, Company Employees or former Company Employees, which are maintained by or binding upon the Company or in respect of which the Company has any actual or potential liability (collectively, the “Employee Plans”).

(b)

The Company has disclosed in the Company Data Room true, correct and complete copies of all the Employee Plans as amended, together with all related documentation including funding and investment management agreements, summary plan descriptions, the most recent actuarial reports, financial statements, asset statements, material opinions and memoranda (whether externally or internally prepared) and material correspondence with regulatory authorities or other relevant Persons. No changes have occurred or are expected to occur which would materially affect the information contained in the actuarial reports, financial statements or asset statements required to be provided to the Purchaser.

(c)

Each Employee Plan is and has been established, registered, qualified and, in all material respects, administered in accordance with Law, and in accordance with their terms, the terms of the material documents that support such Employee Plan and the terms of agreements between the Company and its employees and former employees who are members of, or beneficiaries under, the Employee Plan. To the knowledge of the Company, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan. Neither the Company, nor any of its agents or delegates, has breached any fiduciary obligation with respect to the administration or investment of any Employee Plan.

(d)

All current obligations of the Company regarding the Employee Plans have been satisfied in all material respects. All contributions, premiums or taxes required to be made or paid by the Company under the terms of each Employee Plan or by Law in respect of the Employee Plans have been made in a timely fashion in accordance with Law in all material respects and in accordance with the terms of the applicable Employee Plan. No currently outstanding notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by the Company from any applicable Governmental Entity in respect of any Employee Plan that is a pension or retirement plan.

(30)	Insurance.

(a)

The Company is, and has been continuously since December 31, 2014, insured by reputable third party insurers in amounts and in respect of such risks as the Company has reasonably determined to be appropriate for the size and nature of the business of the Company and its assets, including a sufficient level of insurance necessary to comply with the terms and conditions of its Authorizations and the Material Contracts.

(b)

The Company Data Room contains true, correct and complete copies of insurance policies which are maintained by the Company in effect on the date of this Agreement (including copies of all written amendments, supplements and other modifications thereto or waivers of rights thereunder), and the most recent inspection reports received from insurance underwriters.

(c)

The third party insurance policies of the Company are in full force and effect in accordance with their terms, and the Company is not in material default under the terms of any such policy. There has not been any proposed, contemplated or threatened termination of, or material premium increase with respect to, any of such policies.

(d)

The limits contained within such policies have not been exhausted or significantly diminished and no further premiums or payments will be due following the Effective Time with respect to periods of time occurring prior to the Effective Time.

(e)

The Company has made available a complete and accurate claims history for the Company during the past three years including with respect to insurance obtained but not currently maintained, together with a statement of the aggregate amount of claims paid out, and claims pending.

(f)

There is no material claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All (material) proceedings covered by any of the insurance policies have been properly reported to and accepted by the applicable insurer.

(31)	Taxes.

(a)

The Company has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and the Company has paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. Since the publication date of the Company Financial Statements, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(b)

The Company has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(c)

The Company has in all material respects (i) duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and (ii) has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(d)

The Company has not made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(e)

There are no proceedings, investigations, audits or claims now pending or threatened against the Company in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(f)

The Company has not acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (i) for consideration the value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property.

(g)	For the purposes of the Tax Act and any other relevant Tax purposes the Company is resident in Canada and a “taxable Canadian corporation”.

(h)

There are no Liens for Taxes upon any properties or assets of the Company (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Company Financial Statements).

(32)

Brokers. Except for BMO Nesbitt Burns Inc., the Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(33)

Books and Records. The corporate records and minute books of the Company have been maintained in accordance with all applicable Laws, and the minute books of the Company as provided to the Purchaser are complete and accurate in all material respects. The corporate minute books for the Company contain minutes of all meetings and resolutions of the directors and Company Shareholders held, other than meetings of the Special Committee of the Company Board. The financial books and records and accounts of the Company in all material respects: (a) have been maintained in accordance with good business practices and in accordance with IFRS and with the accounting principles generally accepted in Canada, on a basis consistent with prior years except as noted in the Company’s financial statements (including the notes thereto); (b) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of the Company; and (c) accurately and fairly reflect the basis for the Company’s financial statements.

SCHEDULE D
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in the correspondingly numbered paragraph of the Purchaser Disclosure Letter, or as disclosed in the Purchaser Filings filed before the date of this Agreement, the Purchaser hereby represents and warrants to the Purchaser as follows, and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(1)

Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the Laws of Canada and the Purchaser has all requisite corporate power and authority to own, operate or lease its assets and to conduct its business as presently conducted and, as applicable, to enter into this Agreement and to consummate the Arrangement subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. The Purchaser is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Constating Documents of the Purchaser have been disclosed in the Purchaser Data Room and no action has been taken to amend or supersede such documents.

(2)

Authority and Enforceability. The Purchaser has full power and authority to execute this Agreement and (subject to obtaining Purchaser Shareholder Approval) to perform its obligations under this Agreement. The execution and delivery by the Purchaser of this Agreement, the performance by it of its obligations hereunder, and the Arrangement have been duly and validly authorized by the Purchaser Board and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining the Purchaser Shareholder Approval, the completion by the Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(3)	Subsidiaries. The Purchaser has no Subsidiaries.

(4)	Capitalization.

(a)

The authorized share capital of the Purchaser consists of an unlimited number of common shares. As of the date of this Agreement, 80,954,117 Purchaser Shares are issued and outstanding. Except for this Agreement, there are no options, warrants, convertible securities, call rights, outstanding stock appreciation rights, phantom equity rights or other rights, shareholder rights plans, agreements, arrangements or commitments of any character whatsoever (pre-emptive, contingent or otherwise) requiring or which may require the issuance, sale or transfer by the Purchaser of any shares of the Purchaser (including Purchaser Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of or other equity or voting interests in the Purchaser (including Purchaser Shares) other than those issuable pursuant to the Purchaser’s incentive plan (the “Incentive Plan”) or pursuant to the terms of the Company’s convertible debentures (the “Convertible Debentures”) which in the aggregate do not exceed 8,797,188 Purchaser Shares.

(b)

All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable. There are no outstanding contractual or other obligations of the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Shares other than pursuant to the Company’s normal course issuer bid. Other than the Purchaser Shares, there are no securities or other instruments or obligations of the Purchaser that carry (or other than Purchaser Shares issuable pursuant to the Incentive Plan and the Convertible Debentures which is convertible into, or exchangeable for, securities having) the right to vote generally with the Purchaser Shareholders on any matter. The Purchaser is not a party to any shareholder, pooling, voting or other similar agreement with respect to any shares in the capital of or other equity or voting interests in the Purchaser and, to the knowledge of the Purchaser, as of the date of this Agreement, there are no irrevocable proxies and no voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Purchaser. The Purchaser does not have a shareholder rights plan or any other similar plan or agreement.

(c)

The Consideration Shares have been, or prior to the Effective Time will be, validly authorized, allotted and reserved for issuance and when issued in accordance with the terms of the Arrangement, will be validly issued as fully paid and non-assessable. The Replacement Options have been, or prior to the Effective Time will be, validly authorized and the Purchaser Shares issuable on exercise of the Replacement Options have been, or prior to the Effective Time will be, validly authorized, allotted and reserved for issuance and when issued in accordance with the terms of the Replacement Options, upon receipt of adequate consideration therefor, the Purchaser Shares will be validly issued as fully paid and non-assessable.

(5)

Government Approvals, Notices and Filings. Except as disclosed in the Purchaser Disclosure Letter, no consent or approval of, giving of notice to, making filings with or taking of any action in respect of or by any Governmental Entity is required to be obtained or given by the Purchaser with respect to the execution, delivery or performance by the Purchaser of this Agreement or the consummation of the transactions contemplated hereunder, except: (i) the approval of the TSX in connection with the issuance of the Consideration Shares and the Replacement Options, (ii) where the failure to obtain any such consent, approval, to give any such notice, to make any such filings or to take any such action would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect or (iii) those as would be required solely as a result of the identity or the legal or regulatory status of Purchaser or any of its affiliates.

(6)

Third Party Consents, Approvals and Notices. The execution and delivery of this Agreement by the Purchaser does not and the consummation of the Arrangement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (i) violate, conflict with or result in any provisions of the Constating Documents of the Purchaser; (ii) allow any Person to exercise any rights, require any consent or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Contract or other instrument indenture, deed of trust, mortgage, bond or any Authorization to which the Purchaser is a party of by which the is bound, except in each case as would not, individually or in the aggregate be expected to have a Material Adverse Effect; (iii) result in the imposition of any Lien upon any of the properties or assets of the Purchaser, cause the acceleration or material modification of any rights or obligations under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of, any Material Contract to which the Purchaser is a party, or (iv) except for the Purchaser Shareholder Approval, result in a breach or violation by the Purchaser of any of the terms, conditions or provisions of any Law which would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(7)

Financial Statements. The Purchaser’s audited financial statements as at and for each of the fiscal years ended April 30, 2015 and 2014 (including the notes thereto) and the Purchaser’s unaudited financial statements as at and for the three months ended July 31, 2015 (including the notes thereto and the auditor’s report thereon) (collectively, the “Purchaser Financial Statements”) were prepared in accordance with IFRS consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Purchaser’s independent auditors, as the case may be, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of the Purchaser as of the date thereof and for the period indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments). Since December 31, 2013, there has been no material change in the Purchaser’s financial accounting policies, methods or practices. The Purchaser does not intend to correct or restate, nor to the knowledge of the Purchaser, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to herein. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Purchaser with unconsolidated entities or other Persons. The Purchaser’s economic model as disclosed in the Purchaser Data Room is true and correct in all material respects and does not contain a Misrepresentation.

(8)	Reporting Status and Securities Laws Matters.

(a)

The Purchaser Shares are listed and posted for trading on the TSX and the Purchaser is not in default of the rules , regulations or policies of the TSX. The Purchaser is not subject to continuous or periodic, or other disclosure requirements under any securities laws in any jurisdiction other than the provinces and territories of Canada. No delisting, suspension of trading in or cease trade or other order or restriction with respect to any securities of the Purchaser and, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX, is pending, in effect or ongoing or, to the knowledge of the Purchaser, has been threatened or is expected to be implemented or undertaken.

(b)

The Purchaser is a “reporting issuer” or the equivalent thereof in the each of the provinces of Canada (other than Quebec) and not in default under applicable Securities Laws and the Purchaser has complied in all material respects with applicable Securities Laws. The Purchaser has timely filed or furnished all Purchaser Filings with any Governmental Entity (including “documents affecting the rights of securityholders” and “material contracts” required to be filed by Part 12 of National Instrument 51-102 – Continuous Disclosure Obligations). Each of the Purchaser Filings complied as filed with Law and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), contain any Misrepresentation. The Purchaser has not filed any confidential material change report or other document with any applicable Securities Authorities or any other applicable Governmental Entities which remains confidential as of the date of this Agreement.

(9)

Books and Records. The financial books, records and accounts of the Purchaser (i) have been maintained in all material respects in compliance with applicable Laws, (ii) accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Purchaser, and (iii) accurately and fairly reflect the basis for the Purchaser Financial Statements. The minute books of the Purchaser, including the meetings of the Purchaser Board, are complete and accurate in all material respects.

(10)

Disclosure Controls. The Purchaser has established and maintains, or has caused to be established and maintained, a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Purchaser in its annual filings, interim filings or other reports filed or submitted under applicable Securities Laws are accumulated and communicated to the Purchaser’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(11)	Internal Control.

(a)

The Purchaser has established and maintains or has caused to be established and maintained, a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes policies and procedures that (i) pertain to the maintenance of records that accurately and fairly reflect the material transactions, acquisitions and dispositions of the property and assets of the Purchaser, (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that material receipts and expenditures of the Purchaser are made only in accordance with authorizations of management and directors of the Purchaser; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of the property or assets of the Purchaser that could have a material adverse effect on the Purchaser Financial Statements.

(b)

There is no material weakness (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Purchaser.

(d)

None of the Purchaser, or, to the Purchaser’s knowledge, any director or officer or auditor, accountant or representative of the Purchaser has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any material complaint, allegation, assertion, or claim that the Purchaser has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing matters.

(12)	Absence of Other Liabilities.

(a)

There are no liabilities or obligations of the Purchaser of any kind whatsoever, whether accrued, absolute, contingent, determined, determinable or otherwise, other than liabilities or obligations (i) disclosed in the Purchaser Filings, (ii) incurred in connection with this Agreement, or (iii) incurred in the Ordinary Course since the date of the most recently filed Purchaser Financial Statements.

(b)

The Purchaser is not a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar agreement (including any agreement or arrangement relating to any transaction or relationship between or among the Purchaser, on the one hand, and any unconsolidated entity, including any structured finance, special purpose, or limited purpose entity or person, on the other hand) or any “off balance sheet arrangements” (as defined in the instructions to Form 51-102F1 of National Instrument 51-102, Continuous Disclosure Obligations) where the result, purpose or effect of such agreement or arrangement is to avoid disclosure, of any material transaction involving, or material liabilities of, the Purchaser in the Purchaser’s financial statements or any other documents filed by the Purchaser under applicable Securities Laws.

(13)

Absence of Changes. Except as set forth in, or permitted by, this Agreement, since December 31, 2014 (i) the business of the Purchaser has been conducted only in the Ordinary Course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have, a Material Adverse Effect, has been incurred, (iii) the Purchaser has not amended or made any changes to the Constating Documents of the Purchaser, (iv) there has not been any change in the accounting practices used by the Purchaser, except as disclosed in the Purchaser Filings, and (v) there has been no material write-down in the assets of the Purchaser.

(14)	Mineral Properties.

(a)

The Purchaser controls or has legal rights to, through mining tenements of various types and descriptions, all of the rights, titles and interests materially necessary or appropriate to authorize and enable it to carry on the mineral exploration and development as currently being undertaken or proposed and has obtained or, upon performance of all conditions precedent, will be able to obtain such rights, titles and interests as may be required to implement its plans on properties which are material to the Purchaser and the Purchaser is not in material default of such rights, titles and interests.

(b)

All assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Purchaser, in order to maintain its interest therein, if any, have been performed to date and the Purchaser has complied in all material respects with all applicable Laws in this connection as well as with regard to legal, contractual obligations to third parties in this connection except in respect of mining claims and mining rights that the Purchaser intends to abandon or relinquish and except for any non-compliance which could not either individually or in the aggregate be expected to have a Material Adverse Effect. All Taxes, rentals, fees, expenditures and other payments in respect of the Purchaser’s properties and mineral rights, claims and leases have been paid or incurred. All such mining claims and mining rights are in good standing in all material respects as of the date of this Agreement.

(c)

To the Purchaser’s knowledge, there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Purchaser has received notice against the Purchaser’s mining claims and the mining rights or any part thereof.

(d)

All mineral exploration activities on the properties of the Purchaser have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect.

(e)

The legal opinion of Venutti Professional Corporation dated February 18, 2015 provided pursuant to the Underwriting Agreement dated February 2, 2015 (the “2015 Opinion”) contains an accurate list of the real property (including mining claims and leases) owned by the Purchaser and since the date of the 2015 Opinion, the Purchaser has not disposed of, encumbered or entered into agreements which would have the effect of disposing of or encumbering any of the properties listed therein.

(15)

Mineral Reserves and Resources. The mineral reserves and mineral resources declared by the Purchaser, as set forth in the Purchaser Filings, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All information regarding the Purchaser mineral rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Purchaser Filings on or before the date hereof.

(16)	Material Contracts.

(a)

True and complete copies of all Material Contracts (including all material amendments thereto) have been made available to the Company prior to the date of this Agreement through the Purchaser Data Room.

(b)

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Purchaser is not in breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract. As of the date hereof, to the knowledge of the Purchaser, no other party to any Material Contract is in material breach of, or default under the terms of, or has threatened to terminate, any such Material Contract. Each Material Contract is a valid and binding obligation of the Purchaser in accordance with their respective terms and conditions, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). To the knowledge of the Purchaser, there are no circumstances that are reasonably likely to adversely affect the ability of the Purchaser to perform its material obligations under any Material Contract. The Purchaser has not received any notice (whether written or oral), that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Purchaser and, to the knowledge of the Purchaser, no such action has been threatened.

(17)

Intellectual Property Rights. The Purchaser owns or has the right to use all material Intellectual Property required to carry on its business as currently conducted. To the knowledge of the Purchaser, there has been no claim of infringement by the Purchaser or breach by the Purchaser of any material Intellectual Property or industrial rights of any other person, and the Purchaser has not received any notice that the conduct of its business infringes on any material Intellectual Property rights or industrial rights of any other person.

(18)	Employment and Labour Relations.

(a)

All employment contracts with officers of the Purchaser have been provided to the Company in the Purchaser Data Room. There are no material agreements, promises or commitments providing for cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement. The Purchaser is in material compliance with all employment contracts and have not received any written notice from any employee or consultant that any term of a Contract has been breached.

(b)

There are no labour proceedings pending or, to the knowledge of the Purchaser, unfair labour practice complaints threatened before any Governmental Entity in any jurisdiction with respect to the Purchaser that would reasonably be expected to have a Material Adverse Effect.

(c)	There is no labour strike, work stoppage or lockout pending or to the knowledge of the Purchaser threatened against the Purchaser that would reasonably be expected to have a Material Adverse Effect.

(d)	The Purchaser is not a party to or bound by any collective agreements and no collective agreement is currently being negotiated by the Purchaser.

(19)	Environmental.

(a)

Since December 31, 2013, the business of the Purchaser is in compliance with all applicable Environmental Laws except for such instances where the failure to comply would not reasonably be expected to have a Material Adverse Effect. There are no outstanding or to knowledge of the Purchaser threatened writs, injunctions, decrees, Orders, judgments, actions, suits, claims, governmental information requests or proceedings against the Purchaser relating to non-compliance with or liability under any Environmental Law that would have a Material Adverse Effect. No written notice, order, complaint, or penalty has been received by the Purchaser alleging that the Purchaser is in violation of, or has any liability or potential liability under, any Environmental Law, and the Purchaser is not aware of any facts or circumstances that could reasonably be expected to give rise to any such notice, claim, order, complaint or penalty.

(b)

The Purchaser has all environmental permits necessary for the operation of its business and to comply with all Environmental Laws; and (iii) the operations of the Purchaser are in compliance in all material respects with the terms of Environmental Laws.

(20)	Taxes.

(a)

The Purchaser has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are complete and correct in all material respects.

(b)

The Purchaser has, in all material respects: (i) duly and timely paid all Taxes due and payable by it; (ii) duly and timely withheld all Taxes and other amounts required by Laws to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it; and (iii) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Laws to be remitted by it.

(c)

The charges, accruals and reserves for Taxes reflected on the Purchaser Financial Statements (whether or not due and whether or not shown on any of the Tax returns but excluding any provision for deferred income taxes) are, in the opinion of the Purchaser, adequate under IFRS, to cover Taxes with respect to the Purchaser for the period covered thereby, in all material respects and since the publication date, no material liability for Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(d)

Other than as publicly disclosed and set out in the Purchaser’s Disclosure Letter, there are no investigations, audits or claims now pending or to the knowledge of the Purchaser, threatened against any of the Purchaser in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(e)	No waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to the Purchaser.

(f)	The Purchaser has not entered into any agreement or other arrangement in respect of Taxes or Tax returns that has effect for any period ending after the Effective Date.

(g)

There are no Liens for Taxes upon any properties or assets of the Purchaser (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the Purchaser Financial Statements).

(h)	For the purposes of the Tax Act and any other relevant Tax purposes, the Purchaser is resident in Canada and a “taxable Canadian corporation”.

(i)

The Purchaser has not received any notice of a claim, action, suit, proceeding or inquiry by any shareholder or former shareholder of the Purchaser in respect of, arising from or related to, the reduction by the Canada Revenue Agency (or any similar provincial taxing authority) of the amount of Canadian Exploration Expense previously renounced by the Purchaser and to the Purchaser’s knowledge, no such claim, action, suit, proceeding or inquiry is threatened.

(21)

Insurance. A true and complete list of all material insurance policies currently in effect that insure the physical properties, business, operations and assets of the Purchaser has been provided in the Purchaser Data Room. The Purchaser is, and has been continuously since December 31, 2014, insured by reputable third party insurers in amounts and in respect of such risks as the Purchaser has reasonably determined to be appropriate for the size and nature of the business of the Purchaser and its assets, including a sufficient level of insurance necessary to comply with the terms and conditions of its Authorizations and the Material Contracts. The third party insurance policies of the Purchaser are in full force and effect in accordance with their terms and the Purchaser is not in material default under the terms of any such policy. There is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed, and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation or termination.

(22)

Authorizations. The Purchaser holds all Authorizations necessary for the lawful operation of the business currently conducted by the Purchaser, other than such Authorizations the absence of which would not, individually or in the aggregate, have reasonably be expected to have a Material Adverse Effect. Each Authorization is valid, binding and in full force and effect, and the Purchaser is in material compliance with the terms of such Authorizations. The Purchaser has not received any notice of proceedings relating to the revocation or modification of any such Authorization which, if the subject of an unfavourable decision, ruling or finding would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and there has not occurred any event which would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Authorization.

(23)	Compliance with Laws.

(a)

The Purchaser is in compliance with the requirements of all applicable Laws which affect it or its business or assets or to which it is subject (but excluding Law regarding Taxes which are covered exclusively by Section 20 of this Schedule, Law regarding employment and labour matters which are covered exclusively by Section 18 and Law regarding environmental matters which are covered exclusively by Section 19 of this Schedule) (the “Subject Laws”), except for such instances where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Purchaser has not received within the last twelve months any written notice or other written communication from any Governmental Entity with respect to a violation and/or failure to comply with the Subject Laws, except for such instances where the failure to comply would not reasonably be expected to have a Material Adverse Effect.

(b)

Neither the Purchaser, nor to the knowledge of the Purchaser, any of its directors, executives, representatives, agents or employees has, (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties, or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(24)

Related Party Transactions. Except as contemplated by this Agreement, the Purchaser Disclosure Letter, and as disclosed in the Purchaser Filings, no shareholder, officer or director of the Purchaser, nor any of their respective Affiliates (other than the Purchaser) (i) provides material services to (other than service as an employee, director or officer) or is involved in any business arrangement or relationship with the Purchaser other than employment arrangements entered into in the Ordinary Course, (ii) owns any material property or right, tangible or intangible, which is used by the Purchaser, or (iii) is a party to any Contracts or other transactions (including relating to indebtedness of the Purchaser, but excluding any employment or similar contracts) in which the Purchaser is the counter-party.

(25)

Restrictions on Conduct of Business. The Purchaser is not a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit in any material respect the manner or the localities in which all or any portion of the business of the Purchaser are conducted, (ii) limit any business practice of the Purchaser in any material respect, or (iii) restrict any acquisition or disposition of any property by the Purchaser in any material respect. None of the Purchaser or any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Purchaser to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would impede the consummation of the transactions contemplated by this Agreement.

(26)

Litigation. There are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings that have been commenced or are pending or, to the knowledge of the Purchaser, threatened against or relating to the Purchaser or its property or assets before any court or Governmental Entity that, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or delay consummation of the transactions contemplated by this Agreement. The Purchaser is not subject to any outstanding order that would have or reasonably be expected to have a Material Adverse Effect or prevent or delay consummation of the transactions contemplated by this Agreement.

(27)

Auditors. The auditors of the Purchaser are independent public accountants as required by applicable Laws and there is not now, and there has not since December 31, 2013 been, any reportable event (as defined in National Instrument 51-102, Continuous Disclosure Obligations) with the present or any former auditors of the Purchaser.

(28)

Arrangements with Company Shareholders. Other than the Purchaser Voting Agreements, the Purchaser does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Company or any of its securities, business or operations with any shareholder of the Company, any interested party of the Company, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the respective meanings ascribed to such terms in Multilateral Instrument 61-101- Insider Bids, Issuer Bids, Going Private transactions and Related Party Transactions).

(29)	Purchaser Board and Special Committee Approval.

(a)

The Special Committee of the Purchaser Board, after consultation with its financial and legal advisors, has unanimously recommended that the Purchaser Board approve the Arrangement and that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Approval resolution.

(b)

The Purchaser Board, acting on the recommendation in favour of the Arrangement by the Special Committee of the Purchaser Board, has unanimously (i) determined that entering into this Agreement and completion of the transactions contemplated thereby are fair to and in the best interests of the Purchaser Shareholders; and (ii) resolved to unanimously recommend that the Purchaser Shareholders vote in favour of the Purchaser Shareholder Approval Resolution; and (iii) authorized the entering into of this Agreement and the performance by the Purchaser of its obligations under this Agreement, including without limitation, to issue the Consideration Shares and the Replacement Options; and no action has been taken to amend or supersede such determinations, resolutions or authorizations.